                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           TULLY'S COFFEE CORPORATION
               (Exact name of issuer as specified in its charter)

          WASHINGTON                              91-1557436
  (State or other jurisdiction          (I.R.S. Employer Identification No.)
of incorporation or organization)

                2010 AIRPORT WAY SOUTH, SEATTLE, WASHINGTON 98134
       (Address of registrant's principal executive's offices) (Zip Code)

        Registrant's telephone number, including area code (206) 233-2070

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered

             NONE                                    NOT APPLICABLE

       Securities to be registered pursuant to Section 12 (g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

ITEM 1.  BUSINESS

GENERAL

         Tully's Coffee Corporation and its subsidiary (collectively "Tully's" or the "Company") have 59 Company-operated retail stores in the Seattle/Western Washington, San Francisco/Northern California, and Sun Valley, Idaho markets. The Company sells high quality, premium roasted whole bean coffees, rich brewed coffees, Italian-style espresso and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. In addition to its Company-operated stores, Tully's has 15 licensed stores in Asia and 3 licensed stores in the San Francisco International airport. Tully's also sells its products to wholesale accounts and provides office coffee service. The Company's philosophy is straightforward - provide an upscale atmosphere, with quick, friendly service where customers can relax and enjoy some of the finest coffee and espresso drinks available. It is management's goal to make each location warm and inviting with employees who go out of their way to make customers feel special. The Company believes that developing customer loyalty and brand recognition is of the utmost importance in its business and expansion strategy.

COMPANY BACKGROUND

         Tully's was incorporated in July of 1992, after its founder and Chairman of the Board, Tom T. O'Keefe, determined an opportunity to develop, own and operate a chain of specialty coffee stores existed in the greater Puget Sound area. Mr. O'Keefe is the owner of a company, which owns and manages several commercial and retail properties in the area that was approached by numerous companies, including Starbucks Corporation, inquiring about locating specialty coffee stores in the properties owned and managed by his company. As a result, Mr. O'Keefe began researching the specialty coffee industry and determined an opportunity existed for development of an organization focused on the sale of high-quality coffee beans, coffee drinks and coffee related products in an upscale atmosphere which emphasized customer service. On September 16, 1992 Tully's opened its first store in Kent, Washington. In January 1995 Tully's moved into the former Starbucks Coffee roasting plant and headquarters where it maintains its executive offices, warehouse and coffee roasting facilities. Tully's opened 12 stores in fiscal year 1999 (ending March 28, 1999), and acquired 11 Company-operated and 11 licensed stores through the purchase of Spinelli Coffee Company. Tully's address is 2010 Airport Way South, Seattle, Washington 98134. Its telephone number is (206) 233-2070 or 1-800-96Tully.

THE BUSINESS OF TULLY'S COFFEE

         The Company wants each Tully's location to be a warm and inviting atmosphere that will attract customers and encourage those customers to stay and enjoy its coffee, espresso and other beverages and food products. Tully's seeks to employ people who contribute to the "Coffee experience" of its customers.

         Tully's strives to develop customer loyalty and brand recognition by providing superior service and offering quality coffee products that are competitively priced. Management believes that the Company's staff is well trained and knowledgeable about the coffee products offered for sale. It is the Company's belief that customer service, along with product freshness, consistency and variety, have become its trademark.

         Another important element of the Company's strategy is to become an integral part of the local communities it serves. This is accomplished in a variety of ways such as becoming involved with fundraisers and charitable organizations, participating in primary and secondary school programs and by providing jobs to area high school students. Community involvement not only helps the Company by building goodwill, but also strengthens its market position.

         The Company's objective is to establish Tully's as the most respected brand of coffee in the world. As part of this brand building strategy, the Company has carried a management infrastructure larger than required for a comparable sized company that is not growing and has spent significant amounts marketing and building its brand. This decision was made consciously and in anticipation of continuing growth. Tully's combination of strong comparable store sales growth, new store openings and a growing wholesale business are a result of this brand building effort.

MARKETING, SALES AND CUSTOMER SERVICE

STORES

         Tully's focus on consistency and quality in both its products and customer service is the basis for its marketing program as the Company strives for increased exposure in the community. Stores and kiosks are intended to be billboards themselves as the Company opens new locations. Point of sale signage, custom bags, boxes, cups, gift sets, products and literature with the Company's distinctive name and logo are intended to increase name awareness and to portray the Company's image in terms of color, layout, typeface, wording, graphics and display.

WHOLESALE

         Tully's uses its wholesale and office coffee service accounts to provide additional opportunities for coffee consumers to experience the Company's coffee and reinforce its branded logo and name. The Company's product is delivered to its wholesale and coffee service accounts in branded packaging. Tully's also provides logoed coffee cups, banners and point of use signage to these accounts. This type of secondary brand marketing reinforces the Company's brand awareness and exposes the Company's coffee products to coffee consumers who may not have previously sampled the products in one of its stores. The Company believes that the quality of its products sells them to these coffee consumers and that by identifying the product as Tully's, a potential new customer for its retail stores and wholesale division is created.

COMMUNITY

         Tully's commitment to local community involvement is another key element of its marketing strategy. The Company has provided and is planning on continuing to provide monetary, service and/or product donations to a host of local non-profit organizations, including schools, sports teams, churches, food banks, charity and service organizations. The Company also provides product and resource donations to national organizations including the Cystic Fibrosis Foundation, the Juvenile Diabetes Foundation, Childhaven and Big Brothers and Sisters. Such community involvement often times results in the Company's name and logo being displayed in promotional materials for organizations and events, at events themselves and in media coverage of the organization or event.

SEATTLE MARINERS BASEBALL TEAM AND SAFECO FIELD

         Tully's strives to establish brand name and product recognition by making its products available in high volume consumer areas. An example of this strategy is the Company's agreement with the Seattle Mariners Baseball Organization.

         In 1999, Tully's entered into a five-year agreement with the Seattle Mariners Baseball Organization under which the Company operates a store in Safeco Field, the team's home field. As the "Official Coffee of the Seattle Mariners", Tully's sells its coffee and cups to the food concessionaire and all coffee sold in at Safeco Field is Tully's coffee in Tully's logo cups. Tully's receives prominent exposure during each game through a variety of signage arrangements in Safeco Field, including a large permanent sign with its name and logo on the left field wall. The Company may associate its logo with the Mariners logo in promotions. The partnership provides the Company exposure to millions of people annually through local and national television broadcasts.

MEDIA

         In media, Tully's strives for a fun and lively, yet professional feel to its promotions. Newspaper ads and radio and television spots are designed to portray the warm, friendly, sophisticated feel of the stores as grand openings, hiring, product specials, community involvement and special events are announced. Management believes that the various forms of planned and spontaneous media coverage the Company has experienced have given it positive, repeat exposure to potential as well as existing customers.

EXPANSION

         The Company's principal strategy for expansion is new store development. Depending upon the amount of capital resources available to it, during the next 12 months the Company anticipates opening a number of additional retail locations in the Seattle and San Francisco Bay areas.

         The Company's development plans also include expansion into other major North American cities. In executing this strategy the Company believes it will be most successful if it develops a nucleus of stores in each new location with emphasis on high-density metropolitan locations. Management believes that once it has established a strong identity in these metropolitan locations, the surrounding suburban retail areas will provide adequate growth capability within these market areas.

         The Company may also expand operations through strategic acquisitions. It used the acquisition of Spinelli Coffee Company to establish store operations in the San Francisco Bay area. This type of acquisition strategy allows the Company to move into a new geographic area with a base of operating stores in locations which fit the Company's store profile. This provides the Company with an established infra-structure for operations in the new area from which the Company can further expand. It also gives the Company an established customer base for its store operations. At the present time the Company has not extended into any agreements for future acquisitions.

         The Company's overseas operations are currently conducted through licensing arrangements. It expects that for the foreseeable future its overseas operations will continue to be conducted through its existing licensing arrangements, and possibly new agreements, none of which are imminent. The Company believes that its licensees intend to aggressively pursue expansion in their respective territories.

COMPETITION

         The specialty coffee market is highly competitive. Some of Tully's competitors have greater financial and marketing resources and brand name recognition combined with a larger customer base than Tully's. Tully's competes with a number of specialty coffee retailers including Starbuck's Coffee, SBC and Peet's Coffee & Tea as well as other lesser know companies. Nationally, coffee manufacturers such as Kraft, General Foods, Proctor and Gamble, and Nestle distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for Tully's coffees and coffee drinks. Tully's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. Tully's whole bean coffees and its coffee beverages compete indirectly against all other coffees on the market. Tully's believes that its customers choose among retailers primarily on the basis of product quality, service and convenience, and, to a lesser extent, on price.

         The development of the specialty coffee industry has shown that there is room for a variety of retailers, each seeking its own niche. Management acknowledges that there is a high concentration of specialty coffee outlets (stores, carts, kiosks, and drive throughs) in both Seattle and San Francisco, but believes these markets are highly fragmented. There are many single location operators. Tully's believes that it has developed significant brand identity and customer loyalty which gives it a competitive advantage over the numerous single location operators.

         Management believes there are certain areas within each city which are important to Tully's development and marketing due to their demographics, visibility and/or population density. These areas are primary Company targets for new retail stores. Industry competitors often target the same areas for similar reasons. Tully's has and will continue to open new retail stores in these areas, even if it means being across the street or in the same office building as a competitor.

         Tully's faces intense competition for suitable new store sites and for qualified personnel to operate both new and existing stores. There can be no assurance that Tully's will be able to continue to secure sites at acceptable rent levels or that Tully's will be able to attract a sufficient number of qualified workers. Tully's wholesale and office coffee service businesses also face significant competition from established wholesale and mail order suppliers, many of whom have greater financial and marketing resources than Tully's.

STORE OPERATIONS AND MANAGEMENT / EMPLOYEES

         As of July 1, 1999, Tully's employed 545 people, of which approximately 500 are in retail stores or regional personnel, with the remainder in the Company's administrative, wholesale, roasting and warehouse operations. All employees are non-union and management anticipates this will continue to be the case. Approximately 220 of its employees are full-time.

         Tully's knows that its employees are an integral part of its business, and has structured its benefit program accordingly. Employees who consistently work 20 hours or more per week are considered full time employees, who are eligible for vacation, holidays, medical and dental insurance, childbirth and sick leave. To promote product loyalty and enhance expertise, all employees receive discounts on beverages and resale items. Each employee also becomes a shareholder. Upon successfully completing barista skills testing, the employee is granted 100 shares of stock. Tully's believes that its current relations with the employees are excellent.

         To maintain Tully's high standards of quality products and customer service, all employees complete a 3 day training course prior to working in a Company store, plus 16 hours committed to on-site training while working in a store. Training hours are devoted to orientation, which includes Company history and philosophy, as well as cash register and paperwork procedures, store equipment use, cash handling, retail product knowledge, sales techniques, customer service and thorough familiarization with Tully's Employee Handbook. Training also includes Coffee 101, an intensive course which examines coffee history, roasting, decaffeination processes, and tastings, or cuppings, of Tully's proprietary blends. Barista testing concludes the training program, with extensive, hands on drink preparation.

         Tully's is committed to attracting and retaining the best people in the coffee business. It has developed a sense of partnership with its employees through its corporate culture, employee ownership and quality employee benefits. As continued evidence of this, Tully's has adopted a Stock Option Plan, a Stock Purchase Plan and a 401k plan to help attract and retain employees. The 401k plan will be offered to participating employees to enable them to accumulate wealth for retirement on a tax-deferred basis. Participation in the plan will be voluntary. Employee's electing to participate will make pre-tax contributions from their salary. Tully's may make discretionary matching contributions for employees that participate, adding to employee account balances. Any Company contribution will be vested over several years and will be designed to reward employee loyalty.

SUPPLIERS AND EQUIPMENT VENDORS

COFFEE MARKETS. Coffee is the world's second largest agricultural product and is grown commercially in over fifty countries in tropical regions of the world. The price and supply of coffee are subject to significant volatility. While most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. There are many varieties of coffee and a range of quality grades within each variety. Tully's purchases only premium grade arabica coffee beans and believes these beans are the best available from each producing region. We seek to purchase the finest qualities and varieties of coffee by identifying the unique characteristics and flavor of the varieties available from each region of the world. The background and experience of our personnel allows us to maintain our commitment to serve and sell only the highest quality coffee.

         The supply and price of coffee can be affected by multiple factors in the producing countries, including weather and economic and political conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide.

         During the buying season, we may enter into forward commitments for the purchase of green coffee that may only be available in small quantities. Rotating our coffee selection enables us to provide our customers with a wider variety of coffees, as well as certain coffees that are available only on a seasonal basis. We contract for future delivery of green coffee to help ensure adequacy of supply. As of July 20, 1999, the Company had approximately $1,200,000 in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee well into fiscal year 2000. Tully's believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

         ROASTING. Tully's procures and roasts green coffee beans to its exacting specifications at its roasting plants in Seattle and San Francisco. We employ a roasting process that varies based upon the variety, quality, origin and physical characteristics of the coffee beans being roasted. Each batch is craft roasted to maximize the flavor characteristics of each batch.

         FRESHNESS. The Company is able to roast to order for its retail and wholesale and office coffee service accounts. All of the Company's retail stores and wholesale customers receive fresh roasted coffee shipped promptly after roasting.

         EQUIPMENT AND STORE SUPPLIES. Tully's purchases the equipment, fixtures and supplies for its retail store locations from a number of different vendors. We do not have agreements with any of these vendors. The materials are purchased through purchase orders on an as needed basis. In the past we have used different vendors for the same type of equipment and supplies as we searched for the best sources and best vendors to meet our requirements. As Tully's has expanded, we have attempted to standardize our purchasing systems and begun to use particular vendors and suppliers for particular products on a more regular basis. We believe that this means that Tully's relationships with its vendors will develop into reliable, long-term relationships that will benefit Tully's. However, if for some reason a particular supplier or vendor is unable to meet our needs, begins to deliver unsatisfactory materials or is not price competitive, Tully's believes that there are a number of alternative sources to meet all of its equipment, store supplies and other materials needs.

GOVERNMENTAL REGULATION

     Tully's is subject to the general laws and regulations relating to the food service industry. There are no specific laws or regulations that govern the coffee industry as a whole, or coffee retailers specifically, that are materially different than other retail or wholesale food businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         Tully's is subject to foreign currency exchange rate exposure, primarily related to its retail operations in Asia. At the present time, Tully's does not hedge foreign currency risk, but may hedge known transaction exposure in the future.

PATENTS AND TRADEMARKS

         Tully's does not hold any patents. The Company owns several trademarks that are registered with the United States Patent and Trademark Office, including Swirkle-Registered Trademark- and Tullini-Registered Trademark. In addition, it has applied for federal trademark registration in the United States for, Tully's-TM-. Since Tully's filed the federal trademark registration it has received notice that two other companies are claiming rights to the trademark Tully's. Tully's believes that the claim of one of these companies is not likely to impact Tully's because that company filed its application after Tully's and apparently cannot demonstrate use of the trademark prior to Tully's. The second company also filed its own trademark application after the Company. This Company has filed an objection to the issuance of a trademark to the Company. It is claiming use of a Tully's trademark prior to the Company. If it can successfully support its claim, then it may be granted an exclusive right to use of the trademark in certain geographic areas in connection with its current and possibly future operations. It currently operates a chain of 4 restaurants in up-state New York. At the present time Tully's and the second company are conducting discovery related to the relative rights that each party has in the Tully's tradename.

         Tully's has also filed for various trademark registrations in several countries outside the United States. These filings are in various stages of the registration process.

SEASONALITY

         Tully's business is subject to seasonal fluctuations. Significant portions of Tully's net revenues and profits are realized during the third quarter of Tully's fiscal year that includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new stores, and Tully's rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of Tully's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

ITEM 2.  FINANCIAL INFORMATION.

SELECTED TULLY'S COFFEE FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this registration statement. The selected consolidated statements of operations data for each of the three fiscal years ended on the Sunday closest to March 31, and the selected consolidated balance sheet data at fiscal year end are derived from our audited consolidated financial statements which are included elsewhere in this registration statement. The selected consolidated statements of operations data for the fiscal year ends March 31, 1996 and April 2, 1995 and the consolidated balance sheet data at March 31, 1996 and April 2, 1995 have been derived from audited consolidated financial statements that have not been included herein.

                                                                                          YEAR ENDED
                                               PRO FORMA YEAR  ---------------------------------------------------------------
                                               ENDED MARCH 29,  MARCH 28,     MARCH 29,     MARCH 30,    MARCH 31,    APRIL 2,
                                                   1999(1)       1999(2)        1998          1997         1996         1995
                                               --------------  ----------    ----------    ----------    ---------    --------
                                                (UNAUDITED)                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net Sales                                        $   22,180    $   20,210    $    9,020    $    5,430    $   2,710    $ 1,520

Operating Expenses
  Cost of goods sold and related occupancy
    costs                                            11,370        10,710         5,010         2,850        1,530        865
  Selling, general and administrative costs          13,290        12,090         6,100         3,620        2,330      1,395
  Stock option expense                                  830           830           565           630          410         40
  Depreciation and amortization                       1,784         1,670           615           450          230        115
                                                 ----------    ----------    ----------    ----------    ---------    -------
                                                     27,274        25,300        12,290         7,550        4,500      2,415
                                                 ----------    ----------    ----------    ----------    ---------    -------
Operating loss                                        5,094         5,090         3,270         2,120        1,790        895

Other expense (income):
  Interest expense                                      889           830           260           170           30         10
  Loan guarantee fee expense                            730           730           290           180            -          -
  Miscellaneous, net                                    (50)          (70)            -            10            -          -
                                                 ----------    ----------    ----------    ----------    ---------    -------
              Net loss                                6,663         6,580         3,820         2,480        1,820        905

Preferred stock dividend/accretion                    5,970         5,970             -             -            -          -
                                                 ----------    ----------    ----------    ----------    ---------    -------
Net loss applicable to common stockholders       $   12,633    $   12,550    $    3,820    $    2,480    $   1,820    $   905
                                                 ----------    ----------    ----------    ----------    ---------    -------
                                                 ----------    ----------    ----------    ----------    ---------    -------
Basic and diluted loss per share                 $     0.88    $     0.88    $     0.29    $     0.20    $     0.19   $  0.92
                                                 ----------    ----------    ----------    ----------    ---------    -------
                                                 ----------    ----------    ----------    ----------    ---------    -------
Shares used in calculating net loss per share    14,298,754    14,298,754    13,366,176    12,687,569    9,409,162    982,854

CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)                                          (5,800)       (1,620)         (100)          50       (770)
Total assets                                                       20,720         8,080         3,980        3,110      1,430
Long-term debt and bank lines of credit,
  including current portion                                           130         4,260         2,520          930         70
Stockholders' equity (3)                                            9,980           430           430        1,230        360

(1) Gives effect to the acquisition of Spinelli Coffee Company ("Spinelli") as if it had occurred on March 30, 1998. See "Unaudited Combined Pro Forma Financial Information."

(2) Includes nine months of operations data as a result of Tully's acquisition of Spinelli Coffee Company. See "Unaudited Combined Pro Forma Financial Information."

(3) Reflects the issuance of additional preferred stock. See "Item 10--Recent Sales of Unregistered Securities."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     SAFE HARBOR STATEMENT UNDER THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995

         Certain statements herein, including anticipated store openings, planned capital expenditures, projected goodwill amortization and trends in or expectations regarding Tully's operations, specifically including the effect of problems associated with the Year 2000, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information, and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the impact of competition, the effect of legal proceedings, and other risks detailed herein.

         The following is a discussion and analysis of the financial condition and results of operations of Tully's Coffee and should be read in conjunction with Tully's Coffee financial statements and notes thereto.

         OVERVIEW

         As of March 28,1999, Tully's had 59 Company-operated stores and 18 licensed stores operating in 3 states and 3 foreign countries. Tully's operates coffee roasting facilities in Seattle, Washington and San Francisco, California. Tully's acquired 22 stores in fiscal 1999 through its acquisition of Spinelli Coffee Company in June, 1998. Tully's sells high quality, premium roasted whole bean coffees, rich brewed coffees, Italian-style espresso and cold beverages, baked goods and pastries along with coffee-related hardware and supplies.

         GENERAL

         Tully's derives approximately 87% of net sales from its Company-operated retail stores. Domestic and international wholesale, office coffee service and mail order account for the remaining 13% net sales.

         The Company's fiscal year ends on the Sunday Closest to March 31. Fiscal years 1999, 1998 and 1997 all included 52 weeks. The fiscal year ending April 2, 2000 will include 53 weeks.

         Net sales increased to $20,207,000 in fiscal 1999 from $9,020,000 in fiscal 1998 due primarily to the Company's acquisition of Spinelli, its store expansion program and comparable store sales increases. Comparable store sales increased by 14% for fiscal 1999 and fiscal 1998.

                                                    FISCAL YEAR ENDED:
                                            MARCH 28,    MARCH 29,    MARCH 30,
                                              1999         1998         1997
                                            -----------------------------------
STATEMENT OF EARNINGS DATA:
  Net Sales                                  100.0%       100.0%       100.0%
-------------------------------------------------------------------------------
  Cost of goods sold and related
    occupancy costs                           53.0%        55.5%        52.5%
  Selling, general and administrative         59.8%        67.6%        66.7%
  Stock option expense                         4.1%         6.2%        11.6%
  Depreciation and amortization                8.3%         6.8%         8.3%
-------------------------------------------------------------------------------
  Operating loss                             -25.2%       -36.3%       -39.0%
  Interest income (expense)                   -4.1%        -2.9%        -3.1%
  Loan guarantee fee expense                  -3.6%        -3.2%        -3.3%
  Miscellaneous, net                           0.3%         0.0%        -0.2%
-------------------------------------------------------------------------------
    Net loss                                 -32.6%       -42.4%       -45.7%
-------------------------------------------------------------------------------

         FISCAL YEAR ENDED MARCH 28, 1999, COMPARED TO FISCAL YEAR ENDED MARCH 29, 1998

         REVENUES

         Net sales for fiscal year 1999 (ended March 28, 1999), increased
124% to $20,207,000 from $9,020,000 for fiscal 1998. The Spinelli acquisition accounted for approximately $5,800,000 of their increase. Retail sales increased 108% to $17,537,000 from $8,451,000, due to the addition of new Company-operated stores combined with an increase in comparable store sales of 14%. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. During fiscal 1999, the Company opened 12 new stores and acquired 11 Company-operated stores and 11 licensed stores with the Spinelli purchase. At fiscal year end, there were 59 Company-operated stores and 3 licensed stores in North America and 15 licensed stores in Singapore, Taiwan and Japan.

         Domestic and international wholesale, office coffee service and mail order sales increased 369% to $2,670,000 for fiscal 1999 compared with $569,000 for fiscal 1998 due to new accounts and the Spinelli purchase.


         OPERATING EXPENSES

         Cost of goods sold and related occupancy costs as a percent of net sales decreased to 53.0% for fiscal 1999 from 55.5% for fiscal year 1998. This decrease was due primarily to lower green coffee cost.

         Selling, general and administrative costs as a percentage of net sales decreased to 59.8% in fiscal 1999 from 67.6% in fiscal 1998. This decrease was due primarily to lower store labor, general and administrative and marketing costs as a percentage of net sales.

         As a percent of net sales, stock option expense decreased to 4.1% for fiscal 1999 from 6.2% for fiscal year 1998. The expense is a noncash charge representing the difference between the exercise price and fair market value of the stock at the date of grant. Stock option expense is comprised primarily of options to purchase common stock granted to officers and key employees by Tully's majority stockholder. The options were issued from the majority stockholder's shares rather than newly issued shares of Tully's to avoid diluting the other stockholders.

         Depreciation and amortization as a percentage of net sales increased to 8.3% for fiscal 1999 from 6.8% for fiscal 1998 due primarily to the purchase of Spinelli and the amortization of goodwill associated with that transaction.

         INTEREST AND OTHER EXPENSES (INCOME)

         Interest expense for fiscal 1999 was $834,000 compared to $258,000 for fiscal 1998. The increase was due to higher average borrowings on the Company's bank line of credit, the issuance of convertible debt and the assumption of debt with the Spinelli purchase.

         Miscellaneous income is primarily royalties and fee income from the Company's Asian licensees acquired with Spinelli.

         Loan guarantee fee expense for fiscal 1999 was $729,000 compared with $295,000 for fiscal

1998. This non-cash expense is for options granted to the CEO and a Board member to purchase common stock of the Company, issued in exchange for the guarantees of the bank line of credit.

         Management believes the combination of strong comparable store sales growth, new store openings and a growing wholesale business together with slower growth in selling, general and administrative expenses and stock option expenses will allow the Company to achieve profitable operations. While the Company has experienced increased losses while it has been expanding, net losses as a percentage of net sales have decreased by 9.8% comparing FY '99 with FY '98. Management expects this trend to continue. Throughout fiscal 1999, 1998 and 1997, the Company has carried a management infrastructure larger than required for a comparable sized company that is not growing and has spent significant amounts marketing and building its brand. This decision was made consciously and in anticipation of continuing growth. The Company believes that selling, general and administrative expenses and stock offering expenses, both of which are a function of this infrastructure, are expected to grow much slower than net sales.

FISCAL YEAR ENDED MARCH 29, 1998, COMPARED TO FISCAL YEAR ENDED MARCH 30, 1997

         REVENUES

         Net sales for fiscal year 1998 increased 66% to $9,020,000 from $5,430,000 for fiscal 1997. Retail sales increased 65% to $8,450,000 from $5,132,000, due to the addition of new Company-operated stores combined with an increase in comparable store sales of 14%. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. During fiscal 1998, the Company opened 11 new stores. At fiscal year end, there were 33 Company-operated stores and 3 licensed stores in Asia.

         Domestic and international wholesale, office coffee service and mail order sales increased 91% to $569,000 for fiscal 1998 compared with $298,000 for fiscal 1997.

         OPERATING EXPENSES

         Cost of goods sold and related occupancy costs as a percent of net sales increased to 55.5% for fiscal 1998 from 52.5% for fiscal year 1997. This increase was due primarily to higher green coffee cost.

         Selling, general and administrative costs as a percentage of net sales increased to 67.6% in fiscal 1998 from 66.7% in fiscal 1997. This increase was due primarily to increased marketing costs as a percentage of net sales.

         As a percent of net sales, stock option expense decreased to 6.2% for fiscal 1998 from 11.6% for fiscal year 1997. The expense is a noncash charge representing the difference between the exercise price and fair market value of the stock at the date of grant. Stock option expense is comprised primarily of options to purchase common stock granted to officers and key employees by Tully's majority stockholder. The options were issued from the majority stockholder's shares rather than newly issued shares of Tully's to avoid diluting the other stockholders.

         Depreciation and amortization as a percentage of net sales increased to 6.8% for fiscal 1998 from 8.3% for fiscal 1997.

         INTEREST AND OTHER EXPENSES (INCOME)

         Interest expense for fiscal 1998 was $258,000 compared to $175,000 for fiscal 1997. The increase was due to higher average borrowings on the Company's bank line of credit.

         Loan guarantee fee expense for fiscal 1998 was $295,000 compared with $179,000 for fiscal 1997. This non-cash expense is for options granted to the CEO and a Board member to purchase common stock of the Company, issued in exchange for the guarantees of the bank line of credit.

         LIQUIDITY AND CAPITAL RESOURCES

         Tully's ended the period with $1.1 million in total cash and working capital of negative $5.8 million. Cash and cash equivalents increased by $1.1 million for the fiscal year ended March 28, 1999 to $1.1 million.

         Cash used in operating activities totaled $3.8 million for the fiscal year ended 1999, resulting primarily from net loss before non-cash charges of $2.7 million, a $.6 million increase in current assets offset by a $.3 million increase in current liabilities .

         Cash used by investing activities for the fiscal year ended 1999 totaled $11.1 million. This included capital additions to property, plant and equipment of $4.2 million related to opening 12 new Company-operated stores and remodeling certain existing stores. The acquisition of Spinelli used $6.9 million.

         Cash provided from financing activities for the fiscal year ended 1999 $15.9 million and included cash generated from the issuance of Investment Units consisting of Preferred Stock and warrants in the amount of $11.9 million, net of offering costs. Since the end of the fiscal year ended 1999, the Company generated an additional $10.8 million in cash, net of operating costs, from the sale of additional Investment Units.

         Cash requirements for fiscal 2000, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. Tully's also anticipates making additional expenditures to enhance its production capacity and information systems and remodel certain existing stores. While there can be no assurance that amounts and timing of the expenditures will occur as planned, management believes that cash proceeds from the sale of the Investment Units will be sufficient for our capital needs for the next twelve months.

         YEAR 2000 ISSUES

         The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. Computer programs, at the Company and elsewhere, with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to produce and distribute products, process transactions or engage in similar normal business activities.

         The Company has investigated the impact of the year 2000 problem on our business, including our operational, information and financial systems. We have tested certain systems for compliance. Although we are not presently aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address all year 2000 issues. The Company estimates the cost of making systems compliant is approximately $40,000. As of July 20, 1999, Tully's had expended approximately $5,000.

         We are in the process of identifying and working with our significant suppliers, customers and financial institutions to ensure that those parties have appropriate plans to remedy year 2000 issues when their systems may affect our systems or otherwise impact operations. Although we have no reason to conclude that any specific supplier represents a risk, the most reasonably likely worst-case scenario would entail disruption to our business due to the inability of a number of our suppliers to provide product. We are unable to quantify such a scenario, but it could potentially materially harm our results of our operations, liquidity or financial position.

         Tully's expects that its review of non-information technology systems(including voice communications and security) will be completed before the end of the current fiscal year. The estimated cost to remedy non-information technology systems is not expected to be material. Tully's expects that the source of funds for evaluation and remediation of year 2000 compliance issues will be cash flows from operations.

         The third parties whose year 2000 problems could have the greatest effect on Tully's are believed by Tully's to be banks that maintain Tully's depository accounts and credit card processing systems, the company that processes Tully's payroll and companies that supply or distribute coffee beans and other goods.

         Tully's is in the process of confirming the state of year 2000 readiness of these parties. It is anticipated Tully's will complete this process prior to the end of the fiscal year. Tully's is in the process of developing a contingency plan to address potential year 2000 problems. The contingency plan is anticipated to be completed mid-third quarter.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement will require Tully's to recognize certain derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash flow hedges will be recognized in comprehensive income until the hedged item is recognized in earnings. Tully's expects that this new standard will not have a significant effect on its results of operations. SFAS 133 as amended by SFAS 137 is effective for fiscal years beginning after June 15, 2000.

UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

         The Pro Forma Consolidated Financial Information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of each of Tully's. Spinelli Coffee Company's financial information has been prepared from internal financial statements for period March 30, 1998 to June 25, 1998.

         On June 26, 1998, the Company acquired all the outstanding shares of Spinelli Coffee Company for a total purchase price of $8.4 million. Spinelli Coffee Company had 11 Company-operated stores and 3 licensed stores in the San Francisco Bay area as well as 8 licensed stores in Asia and a roasting and warehouse facility. The acquisition has been accounted for under the purchase method of accounting in fiscal 1999. The purchase price has been allocated to the assets acquired and liabilities assumed based on management's estimates, arms-length negotiations with the sellers and in certain cases, independent appraisals of asset fair values. The residual of approximately $5.1 million was recorded as "Goodwill" and is being amortized on a straight-line basis over 15 years. The results of operations of the acquired companies have been included in consolidated results of operations of the Company from the date of the acquisition.

              UNAUDITED PROFORMA COMBINED STATEMENT OF OPERATIONS

                                               TULLY'S COFFEE   SPINELLI COFFEE
                                               MARCH 30, 1998-  MARCH 30, 1998-     PRO FORMA        PRO FORMA
                                               MARCH 28, 1999    JUNE 25, 1998     ADJUSTMENTS       COMBINED
                                               ---------------  ---------------    -----------      -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                        $   20,210          $1,970          $     -         $   22,180

Cost of goods sold and related occupancy costs       10,710             660                -             11,370

Selling, general and administrative costs            12,090           1,200                -             13,290

Stock option expense expense                            830               -                -                830

Depreciation and amortization                         1,670               -     (A)      114              1,784
                                                 ----------          ------          -------         ----------
  Operating loss (income)                             5,090            (110)             114              5,094

Interest expense (income)                               830             (10)    (B)       69                889

Loan guarantee fee expense                              730               -                -                730

Miscellaneous, net                                      (70)             20                -                (50)
                                                 ----------          ------          -------         ----------
                                                      1,490              10               69              1,569
                                                 ----------          ------          -------         ----------
  Net loss (income)                                   6,580          $ (100)         $   183              6,663
                                                                     ------          -------
                                                                     ------          -------
Preferred stock dividend/accretion                    5,970                                               5,970
                                                 ----------                                          ----------
Net loss used in calculating net loss per share  $   12,550                                          $   12,633
                                                 ----------                                          ----------
                                                 ----------                                          ----------
Basic and diluted net loss per common share      $     0.88                                          $     0.88
                                                 ----------                                          ----------
                                                 ----------                                          ----------
Shares used in computing basic and
  diluted net loss per share calculations        14,298,754                                          14,298,754
                                                 ----------                                          ----------

   See accompanying notes to the unaudited combined financial statements.

1.   THE PERIODS, COMBINED

         The Tully's Coffee Corporation consolidated statement of operations for the year ended March 29, 1999 has been combined with the Spinelli Coffee Company statements of operations for the period March 30, 1998 to June 25, 1998 as if the merger had occurred as of the beginning of the period. The results of Spinelli Coffee Company for the period June 26, 1998 to March 28, 1999 have already been consolidated into the Tully's Coffee Corporation consolidated statement of operations for the year ended March 28, 1999 as the merger was effected June 26, 1998.


2.   PRO FORMA BASIS OF PRESENTATION

         These Unaudited Pro Forma Combined Statements of Operations have been made for the purposes of presenting such pro forma information as necessary to comply with the disclosure requirements of the Securities Exchange Commission. The Unaudited Pro Forma Combined Statements of Operations does not purport to be indicative of the combined Statements of Operations of future periods or indicative of the results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.


3.   PRO FORMA EARNINGS PER SHARE

         The unaudited Pro Forma Combined Statement of Operations for Tully's Coffee Corporation have been prepared as if the merger was completed at the beginning of the periods presented. The pro forma basic net loss per share is based upon the combined weighted average number of shares of Tully's Coffee Corporation Common Stock outstanding during the period.

         The Pro Forma diluted net loss per share is computed using the weighted average number of Tully's Coffee Corporation Common Stock and dilutive common equivalent shares outstanding during the period. Common Stock equivalent shares consist of incremental common shares issuable upon conversion of the exercise of stock options and warrants using the treasury stock method. Common equivalent shares are excluded from the computation if the effect is antidilutive. The combined Company had a pro forma net loss for the year ended March 28, 1999; therefore, none of the options and warrants outstanding during the period presented were included in the computation of pro forma dilutive earnings per share as they were antidilutive.


4.   PRO FORMA STATEMENTS OF OPERATIONS ADJUSTMENTS

         The objective of pro forma information is to show what the significant effects on the historical financial information might have been had the companies been merged for the period presented.

         The purchase price of $8.4 million consists of $6.7 million paid to the seller, $221,243 of acquisition costs and the assumption of $1,446,356 in liabilities of the seller.

         The categories of assets acquired and obligations assumed, at the date of the acquisition is as follows:

Assets acquired
           Cash                                                    $     5,059
           Accounts receivable                                         163,595
           Inventories                                                 965,415
           Prepaid and other current assets                             41,172
           Goodwill and other intangible assets                      5,522,928
           Property and equipment                                    1,538,027
           Other assets                                                131,403
                                                                   ------------
                 Total assets                                      $ 8,367,599
                                                                   ------------
                                                                   ------------
Liabilities assumed
           Current liabilities                                     $  (520,478)
           Other liabilities                                          (925,878)
                                                                   ------------
                                                                   $(1,446,356)
                                                                   ------------
                                                                   ------------

         The company incurred costs associated with the acquisition during 1999 of $221,243. Costs were primarily for professional fees and expenditures to facilitate integration of business systems of the acquired business with the Company following the merger. Such costs were capitalized as part of the purchase price.

         Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The goodwill will be capitalized and amortized over a period of fifteen years. The property plant and equipment will be depreciated over the remaining estimated lives of such assets. The Unaudited Pro Forma Combined Statement of Operation reflects adjustments for such amortization and depreciation.

         Detail of the specific pro forma adjustments for all of the period March 30, 1998 to June 24, 1998, are as follows:


                                                                  (in thousands)
(A)      AMORTIZATION AND DEPRECIATION

         Amortization of goodwill                                     $ 84
         Amortization of leasehold interests                             5
         Depreciation of property plant and
           equipment and leasehold improvements                         25
                                                                      ----
         Total pro forma adjustment                                   $114
                                                                      ----
                                                                      ----


(B)      INTEREST EXPENSE

         In connection with this acquisition Tully's issued a $2,500,000 convertible note to a director of the Company. Had the Company issued the note on March 30, 1998, the Company would have recorded an additional $69,000 in interest expense. The note was converted into 1,000,000 shares of preferred stock on March 28, 1999.

ITEM 3.  PROPERTIES.

RETAIL LOCATIONS

         Tully's currently leases space for all of its Company-operated store locations. All of these locations are secured by long term leases with options to extend beyond the initial lease term. Base lease terms are typically ten years with two to four five year options to extend. Tully's firmly believes that its current locations are situated in suburban and urban areas that have high levels of pedestrian or vehicular traffic, or both.

         Tully's has spent considerable time designing the look and feel of the interior of its retail stores. Of utmost importance was creating a sophisticated, yet warm and inviting environment. The materials used for the interior improvements, including cherry wood cabinets, real slate tile flooring, an eclectic furniture package and a distinctive paint pattern for the walls, were all carefully and strategically selected to enhance the image projected for Tully's by its stores. It is intended that all stores project and maintain a consistent look and feel regardless of the square footage or dimensional variations. The design and materials used were also selected to not be regional specific so as to allow for consistent usage in other parts of the country.

STORE DESIGN AND CONSTRUCTION COSTS

         Tully's has designed a store look and feel that it believes will best meet its needs as they relate to the image, atmosphere and high level of customer service that Tully's wants to present to its customers. The package is tailored to be flexible enough to meet the different requirements presented by various types of locations, e.g., Central Business District office buildings and neighborhood center locations. The Company's expansion plans in the Puget Sound and San Francisco Bay Areas, as well as in other U.S. markets, were a major factor in the selection of materials, colors, fixtures and equipment. Management feels it is critical to have a store design that is similar from one store to another in order to strengthen its brand and instill a feeling of consistency with its customers. While meeting these goals Tully's also believes the stores are not only cost effective to build in all markets, but are enduring from a design perspective.

EXECUTIVE OFFICE, WAREHOUSE AND ROASTING FACILITIES

         Tully's currently occupies 8,400 square feet of space at 2010 Airport Way South in Seattle, Washington where its executive offices, roasting plant and warehouse facilities are located. While this space is currently serviceable for Tully's needs, it has commenced a search to locate larger premises that will meet its needs in the future. Tully's does not anticipate any problems in securing the new premises. It also believes that the rent for its current offices is substantially below market and therefore it will be able to sublet the existing premises without difficulty for the remaining 5 year term of the lease. Tully's also maintains a 14,000 square foot office and roasting facility in San Francisco. Tully's currently anticipates maintaining this facility as a regional office and additional roasting facility to meet its growth needs in that area. The lease for 5,700 square feet of the San Francisco premises expires in July, 2000. While Tully's has the right to extend the lease for additional periods, it is possible that it will not renew the lease for this portion of the property. Both facilities have adequate lease terms, with options to extend. Tully's believes that the present facilities satisfy the immediate growth plans of Tully's and that there are adequate additional spaces available to Tully's at competitive lease rates into which it can relocate to meet its facilities needs as it continues to expand. The Seattle plant was previously occupied by Starbuck's Coffee, which maintained its executive offices, warehouse and roasting facility at this location.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of Common Stock and Series A Preferred Stock of (i) those persons known by management of Tully's to own beneficially more than 5% of Tully's outstanding Common Stock, (ii) the directors and director nominees of Tully's, (iii) the executive officers named in the Summary Compensation Table set forth in the "Executive Compensation" section of this registration statement and (iv) all current directors and officers of Tully's as a group. Such information is provided as of July 1, 1999. According to the rules adopted by the SEC, a person is a "beneficial owner" of securities if he or she has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant, right of conversion of a security or otherwise. Except as noted otherwise, the indicated owners have sole voting and investment power with respect to shares beneficially owned. An asterisk in the percent of class column indicates beneficial ownership of less than 1%.

                                                  SHARES OF COMMON                    SHARES OF SERIES A
NAME AND ADDRESS OF                              STOCK BENEFICIALLY     PERCENT        PREFERRED STOCK         PERCENT
BENEFICIAL OWNER (2)                                 OWNED (1)          OF CLASS    BENEFICIALLY OWNED (1)     OF CLASS
-----------------------------------------------------------------------------------------------------------------------
Tom T. O'Keefe (3)...........................        5,145,431           23.6%               40,000              1.7%

George Hubman (4)............................        1,271,510            5.8%              200,000              2.0%

Keith McCaw (5)..............................        1,046,835            4.8%            2,000,000             20.0%

Graham S. Anderson (6).......................          466,751            2.1%               40,000               *

Stephen R. Griffin (7).......................          377,703            1.7%                    -               -

Marc Evanger (8).............................          254,000            1.2%                    -               -

Richard J. Padden (9)........................          130,667             *                 20,000               *

Lawrence L. Hood (10)........................          120,251             *                 10,000               *

Larry A. Culver (11).........................           30,500             *                 40,000               *

James Cameron Towne (12).....................           20,000             *                 20,000               *

Robert J. Holmes (13)........................           14,250             *                 10,000               *

All Directors and Executive Officers
  as a Group (11 Persons)....................        8,877,898           40.7%            2,380,000             23.8%


NOTES TO BENEFICIAL OWNERSHIP TABLE

(1)   Computed in accordance with Rule 13d-3(d)(1) of the Exchange Act.

(2) The address for all persons listed unless otherwise noted 2010 Airport Way South, Seattle, WA 98134

(3) Assumes certain officers and employees exercise options for the purchase of 1,479,999 shares from Mr. O'Keefe at an exercise price of $0.33 - $0.01 and includes options to purchase 376,324 shares of common stock which are immediately exercisable at a price of $0.01 - $2.25 per share under the Company's stock option plan.

(4) Assumes the exercise of options for the purchase of 288,279 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 100,000 shares of common stock at an exercise price of $0.33.

(5) Assumes the exercise of options for the purchase of 3,500 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 1,000,000 shares of common stock at an exercise price of $0.33.

(6) Assumes the exercise of options for the purchase of 40,417 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 20,000 shares of common stock at an exercise price of $0.33.

(7) Assumes the exercise of options for the purchase of 341,936 shares of common stock at an exercise price of $0.01 - $2.25.

(8) Assumes the exercise of options for the purchase of 252,500 shares of common stock at an exercise price of $0.01 - $1.78.

(9) Assumes the exercise of options for the purchase of 22,500 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 10,000 shares of common stock at an exercise price of $0.33.

(10) Assumes the exercise of options for the purchase of 26,917 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 5,000 shares of common stock at an exercise price of $0.33.

(11) Assumes the exercise of options for the purchase of 2,500 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 20,000 shares of common stock at an exercise price of $0.33.

(12) Assumes the exercise of options for the purchase of 4,000 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 10,000 shares of common stock at an exercise price of $0.33.

(13) Assumes the exercise of options for the purchase of 4,250 shares of common stock at an exercise price of $0.01 and the exercise of Series A Preferred Stock warrants for the purchase of 5,000 shares of common stock at an exercise price of $0.33.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The names, ages and positions of the executive officers and directors of Tully's Coffee are listed below along with their business experience during the last five years. The business address of all officers of Tully's Coffee is 2010 Airport Way South, Seattle, Washington 98134. The Tully's Coffee Board of Directors consists of ten directors. Directors are elected to serve one year terms. Executive officers of Tully's Coffee are appointed by the Board of Directors. No family relationships exist among any of the directors or executive officers.


NAME                               AGE      POSITION
----------------------------------------------------
Tom T. O'Keefe                     44       Chairman and Chief Executive Officer
Marc Evanger                       44       Vice President - Corporate Planning and Development and Director
Stephen R. Griffin                 42       Vice President - Finance, Chief Financial Officer & Secretary


                                                                              21


Graham Anderson                    66       Director
Larry A. Culver                    57       Director
Robert J. Holmes                   54       Director
Lawrence L. Hood                   40       Director
George Hubman                      56       Director
Keith McCaw                        44       Director
Richard J. Padden                  46       Director
James Cameron Towne                56       Director



         TOM T. O'KEEFE - CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. Tom T. O'Keefe is the founder of Tully's Coffee. Mr. O'Keefe also serves as President and CEO of O'Keefe Development Corporation (ODC), a real estate firm that has acquired or developed shopping centers, office buildings and warehouses throughout the Puget Sound area. Prior to founding ODC, Mr. O'Keefe was a commercial real estate broker with Coldwell Banker Commercial Real Estate Services. Mr. O'Keefe works with and is a founder of several non-profit organizations, including the Cystic Fibrosis Foundation and the Juvenile Diabetes Guild of Seattle. He has served as president and event chairperson for these organizations. Additionally, he is a Trustee for the Villa Academy, a school his children attend in Seattle. Mr. O'Keefe has served as a Director and Chairman of the Board since the Company's inception.

         STEPHEN R. GRIFFIN - VICE PRESIDENT - FINANCE, CHIEF FINANCIAL OFFICER AND SECRETARY. Mr. Griffin joined Tully's in 1994. From 1989 to 1994, Mr. Griffin served in various capacities at Olympic Management Company, including Chief Operating Officer, from 1992 to 1994 and Vice President-Controller and Treasurer for Olympic and its affiliates, a diverse group of real estate entities from 1989 to 1992. He was Director of Acquisitions for Hillhaven Corporation from 1983 to 1989 and with Arthur Andersen & Co prior to that. Mr. Griffin is a graduate of the University of Washington with a BA in Business Administration.

         GRAHAM S. ANDERSON - DIRECTOR . Mr. Anderson is former Chairman and President of the Pettit-Morry Company, a Regional Insurance Brokerage.
Mr. Anderson is a Director of a variety of companies including Marker International (manufacturer and retailer of ski hardware and apparel), the Commerce Bank, Janss Center and is former Chairman of the National Association of Insurance Brokers and a member of Eldore LLC. Mr. Anderson has served as a Director since February 7, 1994.

         LARRY A. CULVER - DIRECTOR. Mr. Culver has more than 35 years experience in the hospitality industry. In 1982, Larry founded Inn Ventures, Inc. Since then, Mr. Culver and his staff have developed and managed more than $300,000,000 in hotel product. Mr. Culver has been recognized by numerous organizations for his accomplishments and innovative leadership including being the recipient of the "Inn of the Year Award", "Hotelier of the Year Award" and a finalist for several of Marriott International's highest awards. He actively serves on various Boards of Directors of civic and charity groups such as Big Brothers and Big Sisters of King County (Past President, Board of Directors, and Executive Committee); Northwest Harvest Food Drive; Fred Hutchinson Cancer Research; WSU Board of Trustees; WSU Foundation; WSU Advisory Board for School of HRA. Mr. Culver has served as a Director of the Company since February 5, 1998.

         MARC EVANGER - VICE PRESIDENT CORPORATE PLANNING AND DEVELOPMENT AND DIRECTOR. Mr. Evanger joined Tully's in December 1998. From 1984 to 1998 he was with Quality Food Centers (QFC), most recently as Senior Vice President of Finance and Administration and Chief Financial Officer. During his tenure, QFC grew from 20 to 145 stores, completed numerous acquisitions, a leveraged buyout and an IPO. He retired in 1998 following the merger of QFC and Fred Meyer, Inc. From 1978 to 1984, he was with Price Waterhouse & Company.
Mr. Evanger is a former member of the Board of Directors of Associated Grocers, is currently a director of the Bellevue Boys & Girls Club and is active in other charitable and community activities. Mr. Evanger is a graduate of the University of Washington and Central Washington University. Mr. Evanger has served as a Director of the Company since March 1999.

         ROBERT J. HOLMES - DIRECTOR. Robert J. Holmes is President and CEO of Harbor Properties, Inc., a real estate development and recreation company located in Seattle. Harbor Properties is involved in the development and management of residential, retail and office real estate as well as resort and ski area operations. For the 10 years prior to joining Harbor, Mr. Holmes was President, CEO and then Chairman of Intrawest USA, one the larger real estate developers in the Puget Sound area. He also served in an executive position with the parent company's Resort Development Group where he focused on the acquisition of ski and resort companies throughout North America. Mr. Holmes is a past Chairman and Director of the Seattle Housing Resources Group, Director of the Bellevue Downtown Association and Director of Historic Seattle Preservation and Development Authority. He currently serves on the Executive Committee of the Downtown Seattle Association and sits on its Board of Directors. Mr. Holmes has served as a Director since February 5, 1998.

         LAWRENCE L. HOOD - DIRECTOR. Mr. Hood is a Principal and Managing Partner of Pacific Portfolio Consulting, L.P., an independent, fee only investment advisory firm. Prior to founding Pacific Portfolio , Mr. Hood was a principal in charge of the investment division of Kibble & Prentice, Inc., a regional financial services firm. Mr. Hood has over seventeen years of investment related experience, and has participated in a number of operating companies in various stages of development. Mr. Hood served as a director for A-Sport, Inc. and is a past member of the Charles Schwab Advisory Board.
Mr. Hood is a graduate of the University of Puget Sound, where he majored in Economics and Finance. Mr. Hood has served as a Director since February 7, 1994.

         GEORGE HUBMAN - DIRECTOR. Mr. Hubman retired as Vice President of Sales and Marketing at WRQ, the sixteenth largest software company in the U.S., in December, 1993. Mr. Hubman was co-founder of WRQ and held the position since the Company's formation in 1981. Prior to WRQ , Mr. Hubman's career included sales positions with Hewlett Packard and IBM. He currently sits on the boards of Precision Digital Images, King County Big Brothers and Big Sisters, Childhaven and served two years on the board of Interex, the International Association of Hewlett-Packard Computer Users. He is a past president of

Washington State University's College of Business and Economics advisory committee. Mr. Hubman has served as Director since February 7, 1994.

         KEITH MCCAW - DIRECTOR. Mr. McCaw retired as a Board Member and Vice President of McCaw Communications Company and Vice President of the Radio Common Carrier Division where his primary focus was on acquisitions and corporate development. He coordinated McCaw Cellular's first five applications to the F.C.C. McCaw Cellular was sold to AT&T in 1994 for $11.5 billion. Together with other family members, Mr. McCaw is a lead investor in NexTel Communications and several other high tech ventures. He is involved with many cultural and educational organizations and is currently self employed and managing personal investments. Mr. McCaw has served as a Director of the Company since February 5, 1998.

         RICHARD J. PADDEN - DIRECTOR. Mr. Padden is of counsel to the law firm of Carney Badley Smith & Spellman, P.S. Mr. Padden has been a practicing attorney in Seattle for over 20 years with Carney Badley Smith & Spellman, P.S. specializing in commercial and corporate law. Mr. Padden is a founder, principal and board member of Grays Harbor Paper, LP and is a principal and board member of Safeworks, L.L.C., S&P Foods, Inc. and Brown's Sugarless Bakery, Inc. Mr. Padden is active in many charitable and volunteer organizations. He is past president of the Washington Chapter of Cystic Fibrosis and is a founder and past president of the Patrons of Cystic
Fibrosis Guild. Mr. Padden has served as director since February 7, 1994.

         JAMES CAMERON TOWNE - DIRECTOR. Mr. Towne has been Chairman of Greenfield Development Corporation, a remediation and development company since 1995. From 1982 to 1995, he was President, CEO or Chairman of various companies, including Osteo Sciences Corporation, Photon Kinetics, Inc., MCV Corporation, Metheus Corporation and Microsoft Corporation. Mr. Towne also serves on the board of directors of Cutter & Buck, a specialty upscale sportswear and outerwear clothing retailer. He has a bachelor's degree in economics and a master's degree in business administration from Stanford University. Mr. Towne has served as a director of the Company since February 5, 1998.

KEY EMPLOYEES

         R. J. SELFRIDGE - VICE PRESIDENT - OPERATIONS. Prior to joining Tully's in late 1993, R.J. Selfridge was employed by Nordstrom for ten years. He was a manager of Nordstrom's restaurant division headquarters and commissary in Seattle. At Nordstrom, he coordinated the expansion of espresso bars and cafes into all West Coast stores. More recently, Mr. Selfridge was in charge of cafe and espresso operations in the Northeast, while headquartered in New Jersey. He also helped develop and bring to market the company's signature Nordstrom Blend, a custom whole bean coffee. Mr. Selfridge brings over 20 years of retail food service operations experience to Tully's.

         SIOBHAN C. FOODY - VICE PRESIDENT - WHOLESALE. Prior to joining Tully's in 1995 as Director of Wholesale (having served as Vice President - Wholesale since 1998). Ms. Foody worked as a manufacturers' representative in the housewares and gourmet coffee industries for six years . Ms. Foody represented major coffee accessory lines currently marketed by Tully's. A native of Seattle, Ms. Foody graduated from the University of Washington with a Bachelor of Arts degree in economics.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

         The following table sets forth compensation earned during the last three fiscal years by our Chief Executive Officer and its next four most highly compensated executive officers (collectively referred to herein as the "Named Executive Officers") whose total annual salary and bonus for that year exceeded $100,000. No executive officer received compensation in excess of $100,000 during the last fiscal year.


                                       ANNUAL COMPENSATION                  LONG-TERM COMPENSATION AWARDS
                               ----------------------------------       --------------------------------------
                                                                                   RESTRICTED
NAME AND                                                                              STOCK        ALL OTHER
PRINCIPAL POSITION             FISCAL YEAR      SALARY      BONUS       OPTIONS      AWARDS       COMPENSATION
---------------------------    -----------      ------      -----       -------    ----------     ------------
Tom T. O'Keefe                    1999             -           -        179,712      -                     -
President, Chairman and           1998             -           -        123,567      -                     -
Chief Executive Officer (1)       1997             -           -         54,833      -                     -




(1) While Mr. O'Keefe has received no cash or other compensation for his services, Tully's has recorded compensation expense for the estimated fair market value of his past services and for fiscal year 1999. The value of these services were recorded at $120,000 for fiscal year 1999. Mr. O'Keefe has drawn no salary since Tully's inception.


GRANTS OF STOCK OPTIONS

STOCK OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth information regarding stock options granted to executive officers to purchase Tully's Coffee Common Stock granted during the fiscal year ended March 28, 1999.


                                                                                         POTENTIAL REALIZABLE VALUE
                                      % OF TOTAL                                          OF ASSUMED ANNUAL RATES
                                        OPTIONS                                            OF STOCK APPRECIATION
                                      GRANTED TO        EXERCISE OR                           FOR OPTION TERM
                    OPTIONS          EMPLOYEES IN       BASE PRICE     EXPIRATION      -------------------------------
NAME               GRANTED(1)       FISCAL YEAR (3)      ($/SHARE)        DATE         0%($)       5%($)       10%($)
--------------     ----------       ---------------     -----------    ----------      -----     --------    ---------
Tom T. O'Keefe       8,500               0.9%             $0.0100         2009          $ -      $     53    $      75
                     9,250               1.0%             $2.2500         2009            -        13,089       18,344
                   161,962(2)           17.2%             $0.0100         2009            -         1,019        1,427


(1) Options to purchase Tully's common stock and are subject to various vesting terms.

(2) These options were granted as compensation for Mr. O'Keefe's agreement to personally guarantee a $6,000,000 line-of-credit which Tully's maintains with a commercial bank.

(3) A total of 1,132,632 stock options were granted to employees and non-employees during fiscal 1999 of which 283,000 were options issued to key employees of the Company to purchase common stock owned directly by Tom T. O'Keefe while the remaining portion were options issued under the Company's 1994 stock option plan.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

         The following table sets forth information concerning the number and value of unexercisable options held by the following executive officers on March 28, 1999. None of these options to purchase common stock were exercised during fiscal year 1999.


                         NUMBER OF UNEXERCISED               VALUE OF UNEXERCISED
                              OPTIONS AT                     IN-THE-MONEY OPTIONS
                           FISCAL YEAR-END                  AT FISCAL YEAR-END (1)
                     ------------------------------      ------------------------------
NAME                 EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
--------------       -----------      -------------      -----------      -------------
Tom T. O'Keefe          376,324             9,250           $752,272                -


(1) These amounts represent the difference between the exercise price of the in-the money options and the fair market value of Tully's Coffee common stock on March 28, 1999.

TULLY'S COFFEE STOCK OPTION PLAN

         In 1994, Tully's adopted its 1994 Stock Option Plan under which the Board of Directors will from time-to-time grant certain rights to eligible employees and directors to purchase common stock. As of July 1, 1999, 1,493,058 options to purchase stock at $0.33 - $2.25 per share have been granted. These options vest pro-rata over five years beginning with the date of grant.

         The purpose of the Option Plan is to promote Company success by aligning employee financial interests with long-term shareholder value. At the present time Tully's is authorized to issue options for 5% of common and preferred stock outstanding shares under the Plan. The shareholders have been asked to approve an amendment to the Plan which increases the number of shares that may be issued under the Option Plan. Under the proposed amendment the number of shares issuable under the Option Plan would be increased to an amount not to exceed 4,200,000 shares of Tully's Common Stock. However, the total number of shares which may be issued under Tully's Option Plan and the Employee Stock Purchase Plan, if adopted by the shareholders, cannot exceed 4,200,000 shares, in the aggregate.

         The Board of Directors has the general authority to grant options under the Option Plan to employees and officers of Tully's and to generally exercise all authority of the Board under the Option Plan. However, the Executive Compensation Committee of the Board of Directors (comprised entirely of non-employee directors) has been delegated the authority to grant options to certain members of senior management.

         The Option Plan may be modified, amended, or terminated by the Board except with respect to incentive stock options granted prior to such action. The Board shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which Tully's or its subsidiaries may operate to assure the viability of the benefits from options granted to employees employed in such countries and to meet the objectives of the Option Plan. Notwithstanding the foregoing, shareholder approval is required for any amendment which increases the number of shares subject to the Option Plan (other than in connection with automatic adjustments due to changes in capitalization or the assumption or substitution of options in connection with mergers or acquisitions). Shareholder approval may also be required if there are "material changes" to the Option Plan for purposes of Section
162(m) of the Code or to comply with new legislation.

VESTED STOCK OPTIONS

         During the fiscal year ended March 28, 1999, Tom T. O'Keefe granted options to purchase 283,000 shares of common stock owned by him to key Tully's employees. These options were fully vested as of the date of the grants and are exercisable indefinitely at the exercise price of $0.01 per share. The options were granted to the key employees as performance bonuses and to tie their respective interests to those of Tully's. The options were issued for Mr. O'Keefe's shares rather than newly issued shares of Tully's to avoid diluting the other shareholders. Although the options were not granted by Tully's, under generally accepted accounting principles, Tully's was required to record an increase in paid in capital and a noncash charge to compensation expense of $511,659 in fiscal year 1999 which respresented the difference between the estimated fair market value of the underlying shares on the grant dates and the exercise price.


TULLY'S COFFEE STOCK PURCHASE PLAN

         The Company's shareholders have been asked to ratify the 1999
Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan, if approved by the shareholders, will allow all employees who have been with Tully's for 3 months and who are working more than 20 hours a week to authorize payroll deductions at a rate of 2, 4, 6, 8, or 10% of base pay (including overtime or bonuses) to be applied toward the purchase of Tully's common stock. The total number of shares of common stock reserved for issuance under the Purchase Plan cannot exceed 4,200,000. Provided, that the total number of shares which may be issued under Tully's Purchase Plan and its Option Plan cannot exceed 4,200,000 in the aggregate.

         As of July 1, 1999, there were approximately 320 employees eligible to participate in the Purchase Plan. The Purchase Plan, which is to be administered by the Board, will terminate on December 31, 2005, or earlier at the discretion of the Board or in the event all shares reserved under the plan have been purchased.

         Separate six-month offerings of the Company's shares of Common Stock will commence on January 1 and July 1 of each year. No employee may purchase more than 2,250 shares of stock during any single offering. An employee must authorize a payroll deduction before the start of an offering in order to participate in that offering. On the last business day of the offering, the employee will be deemed to have exercised the option to purchase as many shares as the employee's payroll deduction will allow, at the option price. The option price is 85% of the lesser of (i) the fair market value of the stock on the first business day of the offering, or (ii) the fair market value of the stock on the last business day of the offering. The fair market value of Tully's stock shall initially be determined on a quarterly basis by Tully's Board of Directors. When and if the stock is quoted or traded in an over the counter market or exchange, then the fair market value shall mean the closing bid price as reported on the National Association of Securities Dealers Automated Quotation System or, if the stock is traded on a stock exchange, the closing price for the stock on the principal such exchange.

         No employee shall be permitted to purchase any shares under the Purchase Plan if such employee, immediately after such purchase, owns shares possessing five percent or more of the total combined voting power or value of all classes of stock of Tully's or its parent or subsidiary corporations. The fair market value of all shares purchased by an employee under the Purchase Plan during any calendar year may not exceed $25,000.

         The Board of Directors may at any time amend or terminate the Purchase Plan, provided that no employee's existing rights under any offering already commenced may be adversely affected thereby. No amendment may be made to the Purchase Plan without prior approval of the shareholders of Tully's if such amendment would increase the number of shares reserved thereunder, materially modify the eligibility requirements, or materially increase the benefits that may accrue to participants.


COMPENSATION OF DIRECTORS

         The Directors of Tully's receive no cash compensation for serving on the Board of Directors, but are reimbursed reasonable expenses incurred in attending Board and Committee meetings. They are granted options to purchase 500 shares of stock per attended Board meeting and 250 shares of stock per attended Committee meeting.

EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

         Tully's generally does not enter into employment agreements or written compensatory arrangements with its employees, including management. It does have an employment agreement with one of its officers pursuant to which that officer receives annual compensation in an amount less than $100,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Until March 11, 1999 when the relationship was terminated, Tully's had engaged the services of O'Keefe Development Corporation ("ODC"), a company owned by Mr. O'Keefe, to oversee tenant improvements for Tully's new locations at a price of $5,000 per store. The services rendered by ODC primarily consist of providing a project manager to coordinate and oversee the subcontractors who make the tenant improvements or remodeling work at the locations. During fiscal year 1999 Tully's paid a total of $70,000 to ODC for its services. Company believes that the terms of this relationship were commercially reasonable and were on terms which were no less favorable to Tully's than could be negotiated in an arms-length transaction with an unrelated third party.

         Richard Padden, a director of Tully's, is a principal in the law firm of Carney Badley Smith & Spellman, which provides legal services to Tully's.

         Laurence Hood, a director of Tully's, is a prinicpal of Pacific Portfolio Consulting, LLC, a registered investment advisory firm. That firm will render investment advisory services in connection with administration of the Company's 401k employee benfit plan.

         Tully's leases the premises for 3 of its stores from Harbor Properties, Inc., whose President and CEO is Robert J. Holmes, a director of the Company. During fiscal year 1999 and 1998 the Company paid rent in the total amount of $185,131 and $136,285, respectively, to Harbor Properties.

         Tully's has a $6,000,000 line of credit arrangement with a commercial bank, which expires March 31, 2000. Interest is charged at the prime lending rate plus 0.5%. The line is collateralized by all of the Company's assets and is personally guaranteed by Tom T. O'Keefe and George Hubman, both Company Directors. Mssrs. O'Keefe and Hubman receive a guarantee fee of 1.0% of the operating line's monthly average balance. In payment of the guarantee fee, the Company issued options to purchase the Company's Common Stock in total amounts of 113,169, 130,964 and 397,254 for the fiscal years ended March 30, 1997, March 29, 1998 and March 28, 1999, respectively. The value of the options were recorded as compensation expense. All of these options were issued with an exercise price of $0.01 per share.

         Tully's believes that all of these relationships are commercially reasonable and are on terms that are no less favorable to Tully's than could have been negotiated in an arms-length transaction with an unrelated third party. With respect to transactions with affiliated parties in the future, all material transactions between Tully's and its officers, directors, principal shareholders and affiliates will be approved by a majority of Tully's Board of Directors who do not have an interest in the transaction, and will be on terms no less favorable to Tully's than those that could be obtained from unaffiliated third parties.

ITEM 8.  LEGAL PROCEEDINGS.

         The Company is or may from time to time be a party to routine litigation incidental to our business. Management believes the ultimate resolution of these routine matters will not materially harm our business, financial condition, operating results, or cash flow.



ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.


         Currently there is no public market for Tully's Coffee Common Stock and none is expected to develop in the immediate future.


SHARES ELIGIBLE FOR FUTURE SALE

         2,880,600 of the Company's issued and outstanding common shares are freely tradeable or "unrestricted securities." However, at the present time there is no public market for any of the Company's securities. The remaining shares of common stock and 24,999,125 shares of its Series A Preferred Stock outstanding as of July 1, 1999 are "restricted securities" under the Securities Act of 1933 and may only be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale and other limitations of Rule 144.

         In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         - 1% of the then outstanding shares of our common stock (approximately 143,140 shares as of July 1, 1999); or

         - the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

         Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of the Company at anytime during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

         In addition, as of July 1, 1999, there were outstanding warrants to purchase 4,999,825 shares of common stock and options to purchase 3,163,471 shares of common stock, of which 2,465,647 options were fully vested. The number of shares reserved for issue upon exercise of options under our 1994 Employee Stock Option Plan cannot exceed 5% of the issued and outstanding shares of the Company. We intend to register the shares of common stock issuable or reserved for issuance under the plan as soon as practicable following the date of this registration statement.

         Holders of warrants to purchase 4,999,825 shares of common stock issuable upon exercise of such warrant are entitled to registration rights with respect to these shares for resale under the Securities Act of 1933. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could harm the market price for our common stock. See "Description of Capital Stock--Registration Rights."




ESCROWED SHARES

         As a condition to registering two prior offerings by Tully's of its common shares under the Washington State Securities Act, Tully's founders, Tom T. and Cathy O`Keefe, have placed in escrow with Seafirst Bank, certain shares of Common Stock beneficially owned by them.

         These shares will be released from escrow to the founders when Tully's satisfies one or more of the following requirements:

a. Tully's has demonstrated annual earnings per share for two consecutive fiscal years of at least $0.075 per share per year.

b. Tully's has demonstrated average annual earnings over five years of at least $0.075 per share.

c. Tully's establishes for its Common Stock a bona fide over-the-counter trading market and such stock maintains an average bid price equal to or greater than $2.625 per share for any period of twenty-six consecutive weeks. In determining whether a bona fide market has been established, all transactions in Tully's stock by any director or officer of Tully's, or any affiliates of such persons, during the period in which the market is claimed to have existed will be excluded. In addition, Tully's will have disseminated to the public during said period, at least two quarterly unaudited financial statements or one annual audited financial statement.

         Unless released pursuant to subparagraphs (a), (b), or (c) above, all of the escrowed shares shall remain in escrow until the sixth anniversary of the effective date of the offering. On each of the sixth, seventh, eighth, and ninth anniversary dates, 25% of the escrowed shares shall be released from escrow, such that no shares will remain in escrow as of nine years from the effective date of the offering.

         While the shares are escrowed the shares will remain in the ownership of Tom and Cathy O'Keefe. They will have the right to vote the shares and will also be entitled to any dividends, share dividends, stock splits or any other benefit which may inure to them as the result of owning such shares.

         Mr. and Mrs. O'Keefe have also agreed under the terms of the escrow agreement that upon a liquidation or dissolution of Tully's and following payment to Tully's creditors, its shares then held in escrow, if any, will be subordinate to all other shares of Tully's Common Stock with respect to any amounts paid to shareholders as a result of such liquidation or dissolution of Tully's. Any such liquidation or payment to shareholders shall be paid as follows: (1) holders of shares, including Shares purchased in the Offering but excluding shares held in escrow, shall receive $1.50 per share, (2) the founders shall receive $1.50 per share on the escrowed shares, (3) thereafter, all shares shall participate in any remaining distributions on a pro rata basis

DIVIDENDS

         Shareholders are entitled to receive such dividends, if any, that are declared by Tully's Board of Directors out of funds legally available therefore and, upon the liquidation, dissolution or winding up of Tully's, are entitled to share ratably in all net assets available for distribution to such holders after satisfaction of all obligations of Tully's, including stock preferences. Tully's Board of Directors presently does not intend to pay any dividends, but to retain and use any earnings to finance the growth of its business for an indefinite period. The line of credit arrangement restricts Tully's ability to pay dividends without the bank's permission. Future dividend policies will depend upon Tully's earnings, financial needs and other pertinent factors.

LIMITATIONS ON SHARES AND TRANSFER AGENT

         2,880,600 of Tully's shares of Common Stock, were qualified with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended and Regulation A and are not deemed "restricted securities." The remaining 11,433,400 issued and outstanding shares of Common Stock are deemed "restricted shares." None of its shares of Preferred Stock nor any of the shares of Common Stock which may be issued upon conversion of the Preferred Shares or exercise of the Warrants have been registered or otherwise qualified with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. They were offered and sold pursuant to the exemption from registration under Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission. As "restricted securities" under the Federal securities laws non of these shares are freely transferable. Therefore, neither Units nor any of the Shares may be sold or otherwise transferred unless they are subsequently registered under Federal and applicable state securities laws or there exists an exemption from the applicable registration requirements with respect to such sale or transfer.

TRANSFER AGENT AND REGISTAR

         Tully's intends to act as its own transfer agent and registrar.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         As of July 1, 1999, the Company has sold a total of $24,999,125 of "investment units" at a price of $10.00 per unit, payable in cash. Each of the investment units consists of 4 shares of the Company's

Class A Preferred Stock together with a Warrant to purchase two shares of the Company's common stock at an exercise price of $0.33 per share of common stock. The rights, preferences and other features of the preferred shares and the warrants are described in Item 11. The investment units were offered and sold only to accredited investors. The investment units were offered and issued pursuant to Rule 506 of Regulation D. As of July 1, 1999 there were a total of 582 accredited investors that purchased the shares.

         In addition to the investment units that have been sold, As of July 1, 1999 the Company has received subscriptions for an additional 681,145 units, with an aggregate purchase price of $6,811,450. The Company has not yet accepted these subscriptions because as of this date it does not have a sufficient number of authorized shares of Class A Preferred Stock to issue upon acceptance of the subscriptions. The Company's Board of Directors has proposed certain amendments to the Company's Articles of Incorporation, which amendments include an increase in the number of authorized Class A Preferred Shares to 17,500,000 shares. When and if the Shareholders ratify and approve the proposed Articles of Amendment, the Company will accept the subscriptions and issue the Preferred Shares and Warrants.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

         At the present time Tully's is authorized to issue 40,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock. All outstanding shares of stock will, when issued, be fully paid and non-assessable. As of July 1, 1999, 14,314,000 shares of common stock were issued and outstanding. As of that same date there were 9,999,650 shares of preferred stock issued and outstanding which were convertible into 9,999,650 shares of Common Stock. There were also 2,499,913 Warrants outstanding to purchase an additional 4,999,825 shares of Common Stock at a price of $0.33 per share. The Board of Directors has submitted a proposal to the Company's shareholders to amend its Articles of Incorporation to, among other things, increase its authorized capital to 120,000,000 shares of Common Stock and 30,000,000 shares of Preferred Stock.

         At the present time shareholders of common stock may have preemptive rights to subscribe for additional shares of stock. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, except in connection with the election of Directors, in which case shareholders may cumulate their votes and cast them all for one or more of the director candidates. Shareholders are entitled to cumulate votes by multiplying the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates. The proposed amendments to the Company's Articles of Incorporation, if ratified by the shareholders, would eliminate preemptive rights and cumulative voting in the election of directors. Holders of common stock have no subscription or redemption rights, and shares of preferred stock have no sinking fund provisions. All outstanding shares of common stock are, and those outstanding upon completion of this Offering will be, fully paid and non-assessable.

         Under Washington corporate law, shareholders owning two-thirds of the outstanding shares must approve amendments to Tully's Articles of Incorporation and other major corporate actions, such as adopting a plan of merger, consolidation or exchange involving Tully's or its stock, or the sale of substantially all of Tully's assets other than in the regular course of business.

PREFERRED STOCK

         The Series A Preferred Stock has certain limited dividend rights, is convertible into shares of Tully's common stock, has liquidation preferences over Tully's common stock and does have voting rights. In the event of any liquidation or winding up of Tully's, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to the holders of Common Stock and any series of preferred stock ranked junior to the Series A Preferred Stock an amount (the "Liquidation Amount") equal to the original purchase price of the Series A Preferred Stock (aggregating $24,999,125 as of July 1, 1999 then held by such holders, plus all declared but unpaid dividends, and shall thereafter be entitled to participate on an as converted basis with the holders of Common Stock.

         Each share of the Series A Preferred Stock is automatically convertible into one share of Tully's common stock when and if Tully's makes a "Qualified Offering" of its common stock. Qualified Offering is defined as an offering of Tully's common stock in excess of $15 million made pursuant to a registration statement made effective under the Securities Act of 1933. Each share of Preferred Stock is entitled to cast one vote on all matters submitted to a vote of shareholders, except in connection with the election of Directors, in which case shareholders may cumulate their votes and cast them all for one or more of the director candidates.

REGISTRATION RIGHTS

         The holders of the Preferred Shares have certain rights granted to them to require registration of the common shares received upon conversion of the Preferred Shares. These rights generally allow persons holding the converted common shares to require Tully's to use its best efforts to register the shares for resale under the Securities Act of 1933, as amended and under such state securities laws as may be necessary. These rights include the right to demand ("demand registration rights") that Tully's file a registration statement for the converted shares at the shareholders' option no more than one time following Tully's initial public offering, if any and thereafter unlimited rights once Tully's is eligible to use a certain form of Securities and Exchange Commission registration statement that is available to issuers who have been filing periodic reports with the Commission (i.e., quarterly, annual and other reports as required of "reporting companies under the Securities Exchange Act of 1934, as amended).

WARRANTS

         The warrants are non-detachable from the Series A Preferred Stock. Each warrant entitles the holder to purchase two shares of Tully's common stock at a price of $0.33 per share purchased. The warrants may be exercised by the holder, in whole or in part, at any time after they are issued. Any warrants outstanding, but unexercised, at the time Tully's commences a Qualified Offering will be cancelled immediately prior to the commencement of such Qualified Offering.

         The Warrants include provisions for "weighted average anti-dilution protection rights" for both the Preferred Shares and the shares of common stock issuable upon any exercise of the warrants. Under these anti-dilution rights, if Tully's were to issue additional stock at less than the conversion price for the Preferred Shares (i.e. $2.50 per share), the conversion price for the Preferred Shares and the exercise price under the warrants ($0.33 per share) would be adjusted so that the new conversion price would be equal to take into account the decreased value of the shares of common stock as represented by the new selling price.

GOVERNING LAW

         Tully's was formed under the Washington Business Corporation Act and its operations are subject to that law and to its Articles of Incorporation and Bylaws. Under Washington law, management of corporate business and affairs is entrusted to a board of directors.


PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

         The Board of Directors has approved, and is proposing that the Shareholders ratify the adoption of Articles of Amendment and Restatement of the Articles of Incorporation of the Company (the "Articles of Amendment"). A shareholders meeting has been set for August 11, 1999 at which the shareholders will vote on the proposed Articles of Amendment. The purpose for the adoption of the Articles of Amendment is twofold: (i) to consolidate the various amendments that have been made to the Company's Articles of Incorporation since its formation into a single document, and (ii) to make certain additional amendments to the Company's Articles of Incorporation which the Board of Directors believes are in the overall best interest of the Company at this time.

         The new amendments to the Articles of Incorporation contained in the Articles of Amendment are as follows:

         (i) An increase in the number of authorized shares of common stock from 40,000,000 to 120,000,000 shares;

         (ii) An increase in the number of authorized preferred shares from 10,000,000 to 30,000,000 shares;

         (iii) The elimination of cumulative voting rights in connection with the election of Directors of the Company; and

         (iv) The denial and elimination of existing preemptive rights in connection with the issuance of shares by the Company.

AMENDMENT TO ARTICLES OF INCORPORATION AUTHORIZING ADDITIONAL SHARES OF CAPITAL STOCK

         General. In the proposed Articles of Amendment, the Board of Directors is proposing that the Shareholders approve an amendment to the Company's Articles of Incorporation (the "Capital Stock Amendment") which authorizes the Company to issue a combined total of 150,000,000 shares, consisting of 120,000,000 shares of Common Stock without par value and 30,000,000 shares of Preferred Stock without par value.

         At the present time, the Company is authorized to issue 50,000,000 shares, consisting of 40,000,000 Common Shares without par value and 10,000,000 Preferred Shares without par value. The Company has issued 14,361,839 of the Common Shares. The Company has issued all 10,000,000 shares of Class A Preferred Stock and has issued 2,500,000 Warrants to purchase 5,000,000 additional shares of common stock. In the aggregate, the Class A Preferred Shares and Warrants are convertible into 15,000,000 shares of Common Stock. As of July 2, 1999, the Company has also received subscriptions, which have not yet been accepted by the Board of Directors, to purchase an additional 2,724,230 shares of Class A Preferred Stock and 1,362,115 Warrants which, when and if issued, would be convertible into a total of 5,448,460 shares of additional Common Stock. The subscriptions for the additional shares of Preferred Stock and Warrants will be accepted by the Board of Directors upon approval of the Articles of

Amendment authorizing the issuance of additional shares of Preferred Stock.

         Common Shares. If the Articles of Amendment are approved by the shareholders, the additional Common Shares will provide authorized and unissued shares of common stock which may be used by the Company for any proper corporate purpose. Such purpose might include, without limitation, issuance as part or all of the consideration required to be paid by the Company in the acquisition of other businesses or properties, or issuance in public or private sales for cash as a means of obtaining additional capital for use in the Company's business and operations, including the use of the additional authorized shares in connection with the Company's Employee Stock Option Plan and its Employee Stock Purchase Plan. There are no transactions presently under review by the Board of Directors which contemplate the issuance of Common Shares, except under the employee benefit plans.

         All of the shares of Common Stock that have been or will be issued are of a single class, fully paid and non-assessable, voting shares. All of the Common Stock is subject to the rights and preferences as have been and may in the future be granted to the holders of the Preferred Stock, as such shares of Preferred Stock are issued.

         Preferred Shares. If the proposed amendment is approved, the Board of Directors would be empowered, without the necessity of further action or authorization by the Company's shareholders (unless such action or authorization is required in a specific case by applicable laws or regulations or stock exchange rules), to authorize the issuance of the Preferred Shares from time to time in one or more series or classes, and to fix by resolution the designations, preferences, limitations, and relative rights of each such series or class. Each series or class of Preferred Shares could, as determined by the Board of Directors at the time of issuance, rank, with respect to dividends and redemption and liquidation rights, senior to the Company's shares of Common Stock, without par value. 10,000,000 shares of Preferred Stock are presently authorized by the Company's Amended Articles of Incorporation.

         The Board of Directors created the "Class A Preferred Shares" on June 24, 1998. The rights, preferences, limitations and liabilities of the Class A Preferred Shares were set by action of the Board of Directors and were filed as an Amendment to the Company's Articles of Incorporation with the Office of the Secretary of State of the State of Washington on October 23, 1998, as required by the Washington Business Corporation Act. That prior amendment has been incorporated in the Articles of Amendment which the Shareholders of the Company are being asked to approve.

         If the Articles of Amendment are approved by the shareholders, the Company will be authorized to issue up to 30,000,000 shares of Preferred Stock, 17,500,000 of which will be the Class A Preferred Shares with the rights, preferences, limitations and liabilities as set forth in Section 2.8 of the Articles of Amendment. At the present time, the Company has issued all 10,000,000 of the Preferred Shares which were previously authorized to be issued. As of July 2, 1999, the Company has also received offers to purchase an additional 2,724,230 shares of Class A Preferred Stock. Upon approval of the Articles of Amendment, the Board of Directors of the Company intends to accept such subscriptions and authorize the issuance of the additional Class A Preferred Shares. The Board of Directors will have the authority, without further shareholder approval, to issue up to the 17,500,000 shares of Class A Preferred Stock from time-to-time,

         The remaining 12,500,000 Preferred Shares may be issued by the Board of Directors, without the necessity of further action or authorization by the Company's shareholders (unless such action or authorization is required in a specific case by applicable laws or regulations or stock exchange rules). The Board of Directors will have the authority, without further shareholder approval, to issue these

12,500,000 shares of Preferred Stock from time to time, in one or more series. The Board will have the right to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the price, qualifications, limitations or restrictions thereof, including dividend, redemption, liquidation, conversion and voting rights, some or all of which may be superior to those of the holders of Common Stock. The issuance of the Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could otherwise adversely affect the rights of the holders of the Common Stock.

         If the Articles of Amendment are approved by the Company's shareholders, the newly approved Preferred Shares will provide authorized and unissued shares of Preferred Stock which may be used by the Company for any proper corporate purpose. Such purpose might include, without limitation, issuance as part or all of the consideration required to be paid by the Company in the acquisition of other businesses or properties, or issuance in public or private sales for cash as a means of obtaining additional capital for use in the Company's business and operations. There are no transactions presently under review by the Board of Directors which contemplate the issuance of Preferred Shares.

         It is not possible to state the precise effects of the authorization of the Preferred Shares upon the rights of the holders of the Company's Common Shares until the Board of Directors determines the respective preferences, limitations, and relative rights of the holders of each class or series of the Preferred Shares. However, such effects might include: (a) reduction of the amount otherwise available for payment of dividends on Common Shares, to the extent dividends are payable on any issued Preferred Shares; (b) restrictions on dividends on the Common Shares; (c) dilution of the voting power of the Common Shares to the extent that the Preferred Shares had voting rights; (d) conversion of the Preferred Shares into Common Shares at such prices as the Board determines, which could include issuance at below the fair market value or original issue price of the Common Shares; and (e) the holders of Common Shares not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the Preferred Shares.

         Although the Board of Directors would authorize the issuance of additional Preferred Shares based on its judgment as to the best interests of the Company and its shareholders, the issuance of additional authorized Preferred Shares could have the effect of diluting the voting power per share and could have the effect of diluting the book value per share of the outstanding Common Shares. In addition, the Preferred Shares could, in certain instances, render more difficult or discourage a merger, tender offer or proxy contest and thus, potentially have an "anti-takeover" effect, especially if Preferred Shares were issued in response to a potential takeover. In addition, issuances of authorized Preferred Shares can be implemented, and have been implemented by some companies in recent years, with voting or conversion privileges intended to make acquisition of the Company more difficult or more costly. Such an issuance could deter the types of transactions which may be proposed or could discourage or limit the shareholders' participation in certain types of transactions that might be proposed (such as a tender offer), whether or not such transactions were favored by the majority of the shareholders and could enhance the ability of officers and directors to retain their positions.


AMENDMENT OF ARTICLES OF INCORPORATION TO ELIMINATE CUMULATIVE VOTING

         In proposing the Articles of Amendment, the Board of Directors of the Company has approved, and is proposing that the Shareholders approve, an amendment to the Company's Articles of Incorporation (the "Cumulative Voting Amendment") to eliminate the cumulative voting rights that currently exist with respect to the election of persons to the Company's Board of Directors.

         At the present time, the Company's Articles of Incorporation allow for cumulative voting by the shareholders in connection with the election of Directors. Cumulative Voting refers to a particular method of voting shares of stock that allows a shareholder to cast all of his or her votes (determined by multiplying the number of his shares by the number of Director positions being filled) for just one Director. With cumulative voting, a minority shareholder can elect a person to a seat on a Company's Board of Directors.

         Without cumulative voting, the entire Board of Directors of the Company will be elected by a majority of the shareholders voting at the Company's annual meeting. With cumulative voting, the result is different. Instead of electing each director separately, all the director positions are voted on at once with the top vote-getters taking seats on the Board. If three positions are being filled, each shareholder gets three votes for each of his or her shares, which can be voted in any fashion that the shareholder wants.

         With three positions open, a shareholder with 30 shares gets 90 votes (three times 30 votes), while a shareholder with 70 shares gets 210 votes (three times 70 votes). If the 30 percent shareholder votes all of his or her 90 votes for one candidate, that candidate will be one of the top three vote-getters because the remaining 210 votes can only give two other candidates more than 90 votes. Since the three candidates receiving the most votes are elected to the board, the minority shareholder will have the right to control one seat on the Board of Directors.

         Without cumulative voting, each Director of the Company is elected by the holders of a majority of the Company's outstanding shares. This permits the Directors to administer the affairs of the Company for the benefit of all shareholders. The Board of Directors believes that cumulative voting is undesirable because it is directed toward the election of one or more Directors by a special group of shareholders. The shareholder or special group electing a Director by cumulative voting may seek to have that Director represent the shareholder's or group's special interest rather than the interests of the shareholders as a whole. Having Directors who owe their positions to special groups of shareholders could interfere with the effectiveness of the Board and could be contrary to the interests of the Company and its shareholders as a whole.

         The majority of state legislatures, including the State of Washington, the state in which the Company is incorporated, do not require cumulative voting. The majority of companies listed on the New York Stock Exchange do not elect Directors by cumulative voting. The Board of Directors believes that adoption of the Articles of Amendment and the Cumulative Voting Amendment is appropriate to ensure that Directors will represent all the shareholders and not a particular group.

AMENDMENT OF ARTICLES OF INCORPORATION TO ELIMINATE PREEMPTIVE RIGHTS

         In proposing the Articles of Amendment, the Board of Directors of the Company has approved, and is proposing that the Shareholders approve, an amendment to the Company's Articles of Incorporation (the "Preemptive Rights Amendment") to deny and eliminate preemptive rights for the Company's shareholders in connection with the offer and sale on shares of the Company's capital stock.

         Preemptive Rights are entitlements that existing shareholders have to purchase new shares of stock that are to be issued by the Company. In the State of Washington, in which the Company is incorporated, these rights automatically exist unless the Articles of Incorporation specifically waive them.

At the present time, the Company's Articles of Incorporation do not specifically waive preemptive rights and as a result such rights may exist in the Company's existing shareholders. Nevertheless, virtually all of the Company's existing shareholders acquired their shares with the understanding that there were no preemptive rights. Adoption of the proposed Preemptive Rights Amendment is intended to eliminate existing preemptive rights, if any, with respect to these prior stock offerings and will correct the inconsistency between the Company's Articles of Incorporation and the representations previously made to the Company's shareholders.

         The existence of preemptive rights complicates capital fund-raising efforts. By forcing the Company to offer its shares to existing shareholders before it offers them to outside investors, these rights can postpone the sale of Company shares to outsiders. Because preemptive rights require the Company's shares to be offered pro rata among existing shareholders, they can also delay funding from an existing investor by requiring the Company to first offer a percentage of the shares the investor wants to purchase to the other existing shareholders. At best, this requirement will delay funding. At worst, it will prevent it. If any of the existing shareholders exercise their preemptive rights, the investor may decide not to provide funding because there are not enough shares left to purchase.

         The existence of preemptive rights can also present problems for the Company when and if it is ready to go public. At that time, the underwriter of the Company's initial public offering will insist on assurances from Company counsel that the Company can sell its stock to the general public. If the Company's shareholders have preemptive rights, Company counsel may be unable to give that opinion without the Company first taking expensive and time consuming steps to honor those rights.

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The Articles of Incorporation of Tully's contain a broad indemnification provision intended to permit Tully's to indemnify officers and directors for their acts and omissions arising out of the performance of their duties on behalf of Tully's. However, it is the policy of the United States Securities and Exchange Commission that agreements to provide indemnification for securities law violations by the issuer or controlling persons are contrary to public policy and therefore unenforceable.

         Under applicable Washington law, officers and directors of a corporation have certain fiduciary duties to the corporation and its shareholders, violation of which may be actionable and may entitle shareholders to sue for injunctive remedies and damages. Under the Washington Business Corporations Act, certain significant corporate acts, such as dissolution of a corporation or sale of substantially all of its assets, require approval by holders of two-thirds of the shares entitled to vote on such matters

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The financial statements required as a part of this Registration Statement are included beginning on the index page F-1 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         During Tully's Coffee last two fiscal years there were no changes or disagreements with accountants on accounting and financial disclosure of the type required to be disclosed in this item.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

         The financial statements required as a part of this Registration Statement are included beginning on the index page F-1 of this Registration Statement.

EXHIBITS

         The following exhibits required by item 601 of Regulation S-K are attached hereto:


EXHIBIT
NUMBER   DESCRIPTION
3.1      Articles of Incorporation, as amended*
3.2      Bylaws*
4.1      Tully's Coffee Corporation 1994 Stock Option Plan**
4.2      Lease Agreement between Tully's and Airport Way Rentals*
4.3      Proposed Amendments to the Articles of Incorporation*
4.4      Borrowing Agreement between Tully's and SeaFirst Bank*
4.5      Tom T. O'Keefe Stock Escrow Agreement**
4.6      Form of Registration Rights Agreement**
23.1     Consent of PricewaterhouseCoopers LLP*
27.1     Financial Data Schedule*

*   Filed herewith
**  To be filed by amendment

                           TULLY'S COFFEE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers LLP, independent accountants ................................     F-2

Consolidated Balance Sheets...................................................................     F-3

Consolidated Statements of Operations.........................................................     F-4

Consolidated Statements of Stockholders' Equity...............................................     F-5

Consolidated Statements of Cash Flows.........................................................     F-6

Notes to Consolidated Financial Statements....................................................     F-7

                          REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Stockholders of Tully's Coffee Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Tully's Coffee Corporation and its subsidiary as of March 28, 1999 and March 29, 1998, and the results of their operations and their cash flows for the years ended March 28, 1999, March 29, 1998 and March 30, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
July 20, 1999

Seattle, Washington

TULLY'S COFFEE CORPORATION
CONSOLIDATED BALANCE SHEETS
MARCH 28, 1999 AND MARCH 29, 1998
--------------------------------------------------------------------------------

                                                                1999          1998
                                                            ------------  ------------
ASSETS
Current assets
  Cash and cash equivalents                                 $ 1,149,160   $    21,566
  Accounts receivable, net of allowance for doubtful
    accounts of $166,236 and $54,218, respectively              695,037       353,030
  Inventories, net                                            1,808,556       617,301
  Prepaid expenses                                               84,197         6,249
                                                            ------------  ------------

     Total current assets                                     3,736,950       998,146

Property and equipment, net                                  10,991,722     6,507,135
Goodwill, net                                                 4,973,370       146,706
Other intangible assets, net                                    760,320       343,079
Other assets                                                    256,657        83,363
                                                            ------------  ------------

     Total assets                                           $20,719,019   $ 8,078,429
                                                            ------------  ------------
                                                            ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                         $    27,744   $    33,343
  Bank line of credit                                         6,500,000
  Accounts payable                                            1,808,619     2,092,503
  Accrued liabilities                                         1,199,413       375,385
  Checks drawn in excess of bank balances                             -       113,893
                                                            ------------  ------------

     Total current liabilities                                9,535,776     2,615,124

Bank line of credit                                                   -     4,157,000
Long-term debt, net of current portion                          128,978       103,072
Capital lease obligation                                        192,754       133,873
Deferred lease costs                                            885,232       642,168
                                                            ------------  ------------

     Total liabilities                                       10,742,740     7,651,237
                                                            ------------  ------------

Commitments and contingencies (Note 11)

Stockholders' equity
  Series A Convertible Preferred stock, no par;
     10,000,000 shares authorized 6,217,480 issued
     and outstanding at March 28, 1999, stated value of
     $2.50 and a liquidation preference of $15,543,700       14,351,934             -
  Common stock, no par value; 40,000,000 shares
     authorized; 14,314,000 and 14,265,200 shares issued
     and outstanding                                          7,444,922     7,348,840
  Additional paid-in capital                                 10,489,829     2,839,319
  Accumulated deficit                                       (22,310,406)   (9,760,967)
                                                            ------------  ------------

     Total stockholders' equity                               9,976,279       427,192
                                                            ------------  ------------

       Total liabilities and stockholders' equity           $20,719,019   $ 8,078,429
                                                            ------------  ------------
                                                            ------------  ------------

      The accompanying notes are an integral part of these financial statements.

TULLY'S COFFEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------

                                                             1999            1998            1997
Net sales                                                $20,207,183    $ 9,020,314      $ 5,430,003
Cost of goods sold and related occupancy expenses         10,705,398      5,012,058        2,850,176
Selling, general and administrative costs                 12,087,455      6,096,606        3,617,814
Stock option compensation expense                            832,898        564,412          627,017
Depreciation and amortization                              1,669,389        613,970          454,784
                                                        -------------  -------------    -------------

     Operating loss                                        5,087,957      3,266,732        2,119,788
                                                        -------------  -------------    -------------

Other expense (income)
  Interest expense                                           833,838        258,170          174,827
  Miscellaneous expense (income)                             (69,968)                          7,561
  Loan guarantee fee expense                                 728,831        294,669          179,452
                                                        -------------  -------------    -------------

                                                           1,492,701        552,839          361,840
                                                        -------------  -------------    -------------

     Net loss                                            $ 6,580,658    $ 3,819,571      $ 2,481,628
                                                        -------------  -------------    -------------
                                                        -------------  -------------    -------------
Preferred stock dividend/accretion                         5,968,781            -                -
                                                        -------------  -------------    -------------
Net loss applicable to
  common stockholders                                    $12,549,439    $ 3,819,571      $ 2,481,628
                                                        -------------  -------------    -------------
                                                        -------------  -------------    -------------
  Weighted average number of
     common and common equivalent
     shares outstanding                                   14,298,754     13,366,176       12,687,569
                                                        -------------  -------------    -------------
                                                        -------------  -------------    -------------

Basic and diluted net loss per common share              $      0.88    $      0.29      $      0.20
                                                        -------------  -------------    -------------
                                                        -------------  -------------    -------------


      The accompanying notes are an integral part of these financial statements.

TULLY'S COFFEE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
MARCH 28, 1999, MARCH 29, 1998 AND MARCH 31, 1997
--------------------------------------------------------------------------------

                                                              CONVERTIBLE PREFERRED
                                                                 STOCK AMOUNT                   COMMON STOCK
                                                         ----------------------------- -----------------------------
                                                            SHARES        SERIES A        SHARES          AMOUNT
                                                         -------------- -------------- -------------- --------------
BALANCE, APRIL 1, 1996                                                                    12,416,174   $  3,786,296
Issuance of 113,169 options in exchange
  for loan guarantees
Sale of common stock at $1.75                                                                426,006        745,511
Issuance of common stock in connection with                                                   21,152
  purchases of goods and services                                                                            34,845
Leasehold interests satisfied by majority shareholders
Stock issuance costs                                                                                        (55,922)
Issuance of stock options
Imputed officer compensation
Net loss
                                                         -------------- -------------- -------------- --------------
BALANCE, MARCH 30, 1997                                                                   12,863,332      4,510,730
                                                         -------------- -------------- -------------- --------------
Issuance of 130,964 options in exchange
  for loan guarantees
Sale of common stock at $2.25 per share                                                    1,305,533      2,937,449
Issuance of common stock in connection with                                                   75,000
  purchase agreements                                                                                       168,750
Issuance of common stock in connection with                                                   21,335
  purchases of goods and services                                                                            48,004
Stock issuance costs                                                                                       (316,093)
Issuance of stock options
Imputed officer compensation
Net loss
                                                         -------------- -------------- -------------- --------------
BALANCE, MARCH 29, 1998                                                                   14,265,200      7,348,840
                                                         -------------- -------------- -------------- --------------
Issuance of 323,924 options in exchange
  for loan guarantees
Sale of preferred stock at $2.50 per share                   5,217,480    $13,043,700
Conversion of note into preferred stock                      1,000,000      2,500,000
Issuance of common stock warrants                                          (5,968,781)
Issuance of common stock in connection with
  purchase agreements                                                                         10,000         22,500
Preferred stock dividend/accretion                                          5,968,781
Issuance of common shares in connection with
  purchases of goods and services                                                             38,800         73,582
Stock issuance costs                                                       (1,191,766)
Issuance of stock options
Imputed officer compensation
Net loss
                                                         -------------- -------------- -------------- --------------
BALANCE, MARCH 28, 1999                                      6,217,480    $14,351,934     14,314,000   $  7,444,922
                                                         -------------- -------------- -------------- --------------
                                                         -------------- -------------- -------------- --------------


                                                              NOTES
                                                          RECEIVABLE     ADDITIONAL
                                                             FROM          PAID-IN       ACCUMULATED
                                                         STOCKHOLDERS      CAPITAL         DEFICIT          TOTAL
                                                        -------------- -------------- -------------- --------------
BALANCE, APRIL 1, 1996                                    $    (54,462)  $    960,587   $ (3,459,768)  $  1,232,653
Issuance of 113,169 options in exchange
  for loan guarantees                                                         179,452                       179,452
Sale of common stock at $1.75                                                                               745,511
Issuance of common stock in connection with
  purchases of goods and services                                                                            34,845
Leasehold interests satisfied by majority shareholders          27,644                                       27,644
Stock issuance costs                                                                                        (55,922)
Issuance of stock options                                       26,818        600,199                       627,017
Imputed officer compensation                                                  120,000                       120,000
Net loss                                                                                  (2,481,628)    (2,481,628)
                                                        -------------- -------------- -------------- --------------
BALANCE, MARCH 30, 1997                                                     1,860,238     (5,941,396)       429,572
                                                        -------------- -------------- -------------- --------------
Issuance of 130,964 options in exchange
  for loan guarantees                                                         294,669                       294,669
Sale of common stock at $2.25 per share                                                                   2,937,449
Issuance of common stock in connection with
  purchase agreements                                                                                       168,750
Issuance of common stock in connection with
  purchases of goods and services                                                                            48,004
Stock issuance costs                                                                                       (316,093)
Issuance of stock options                                                     564,412                       564,412
Imputed officer compensation                                                  120,000                       120,000
Net loss                                                                                  (3,819,571)    (3,819,571)
                                                        -------------- -------------- -------------- --------------
BALANCE, MARCH 29, 1998                                                     2,839,319     (9,760,967)       427,192
                                                        -------------- -------------- -------------- --------------
Issuance of 323,924 options in exchange
  for loan guarantees                                                         728,831                       728,831
Sale of preferred stock at $2.50 per share                                                               13,043,700
Conversion of note into preferred stock                                                                   2,500,000
Issuance of common stock warrants                                           5,968,781              -
Issuance of common stock in connection with
  purchase agreements                                                                                        22,500
Preferred stock dividend/accretion                                                        (5,968,781)             -
Issuance common shares in in connection with
  purchases of goods and services                                                                            73,582
Stock issuance costs                                                                                     (1,191,766)
Issuance of stock options                                                     832,898                       832,898
Imputed officer compensation                                                  120,000                       120,000
Net loss                                                                                  (6,580,658)    (6,580,658)
                                                        -------------- -------------- -------------- --------------
BALANCE, MARCH 28, 1999                                   $          -   $ 10,489,829   $(22,310,406)  $  9,976,279
                                                        -------------- -------------- -------------- --------------
                                                        -------------- -------------- -------------- --------------


      The accompanying notes are an integral part of these financial statements.

TULLY'S COFFEE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------

                                                                     1999               1998                1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                     $    (6,580,658)  $    (3,819,571)    $    (2,481,628)
  Adjustments to reconcile net loss to net cash used by
    operating activities
      Depreciation and amortization                                  1,669,389           613,970             454,784
      Stock option expense                                             832,898           564,412             627,017
      Provision for doubtful accounts                                   96,082            54,218
      Stock issued in exchange for services                            112,018            48,004              34,845
      Loan guarantee fee expense                                       728,831           294,669             179,452
      Deferred lease costs                                             243,065           336,486              80,831
      Imputed officer compensation                                     120,000           120,000             120,000
      Loss on sale of property                                          24,215                                 7,561
      Changes in assets and liabilities
         Accounts receivable                                          (290,430)         (307,709)            (41,436)
         Inventories                                                  (225,840)         (301,822)           (122,368)
         Prepaid expenses and other assets                             (78,669)            5,272              17,445
         Accounts payable                                             (888,542)          983,052             (82,225)
         Accrued liabilities                                           487,014           184,219              15,027
                                                               ----------------  ----------------    ----------------

            Net cash used in operating activities                   (3,750,627)       (1,224,800)         (1,190,695)
                                                               ----------------  ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                               (4,097,609)       (3,142,153)         (1,338,044)
  Proceeds from sale of property and equipment                               -                               323,040
  Purchase of Spinelli Coffee Company, net of
    cash acquired                                                   (6,916,184)
  Additions to intangible assets                                       (40,745)         (170,600)            (37,579)
                                                               ----------------  ----------------    ----------------

            Net cash used in investing activities                  (11,054,538)       (3,312,753)         (1,052,583)
                                                               ----------------  ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under bank line of credit                               2,343,000         3,642,000           2,313,277
  Repayment of bank line of credit                                           -        (1,985,000)           (710,000)
  Payments on notes payable                                           (648,282)           77,453             (34,669)
  Advance to stockholder                                                                                     (42,356)
  Proceeds from the issuance of convertible note                     2,500,000
  Proceeds from issuance of common stock                                               2,937,449             745,511
  Proceeds from issuance of preferred stock                         13,043,700
  Stock issuance costs                                              (1,191,766)         (316,093)            (55,922)
  Checks drawn in excess of bank balances                             (113,893)          113,893
                                                               ----------------  ----------------    ----------------

            Net cash provided by financing activities               15,932,759         4,469,702           2,215,841
                                                               ----------------  ----------------    ----------------

Net increase (decrease) in cash and cash equivalents                 1,127,594           (67,851)            (27,437)

Cash and cash equivalents
  Beginning of period                                                   21,566            89,417             116,854
                                                               ----------------  ----------------    ----------------

  End of period                                                $     1,149,160            21,566     $        89,417
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------

                         SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid during the period for interest                     $       258,171   $       220,929     $       139,436
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------
  Noncash investing and financing activity
    Accounts Payable to purchase equipment                     $       132,000   $       703,227     $
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------

    Notes issued to purchase equipment                         $        91,325   $        50,402     $        20,097
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------

    Note payable converted into preferred stock                $     2,500,000                 -                   -
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------
    Common stock issued to purchase equipment, leasehold
      improvements                                             $              -   $       168,750     $            -
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------
    Leasehold interests satisfied by majority shareholder in
      settlement of amounts due Company from shareholder       $             -   $                   $        70,000
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------
Deemed preferred stock dividend on preferred stock
  issuance as a result of beneficial conversion feature of
  attached common stock warrants                               $     5,968,781                 -                   -
                                                               ----------------  ----------------    ----------------
                                                               ----------------  ----------------    ----------------



      The accompanying notes are an integral part of these financial statements.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


1.   THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY AND NATURE OF OPERATIONS
     Tully's Coffee Corporation, (the "Company") was formed in 1992 for the purpose of developing and operating retail specialty coffee shops. The Company sells high quality, premium roasted whole bean coffees, rich brewed coffees, Italian-style espresso and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. In addition to its retail operations, the Company sells roasted coffee to wholesale accounts. Wholesale operations represent approximately 8% of revenue. The Company's fiscal years end on the Sunday closest to March 31.

     Through franchises, licenses and one joint venture, the Company operates 16 stores internationally. The Company entered into a joint venture to operate three stores in Japan during 1999. The Company made a $82,500 capital contribution in exchange for a 12% interest in this venture and its share of losses for 1999 is approximately $12,000.

     As of March 28, 1999, the Company operated 59 retail stores in the Seattle and San Francisco metropolitan areas.

     CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS
     Cash equivalents represent short-term investments consisting of money market funds. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company places its cash and cash equivalents with one financial institution.

     INVENTORIES
     Inventories are stated at the lower of cost (on the first-in, first-out basis) or market.

     PROPERTY AND EQUIPMENT
     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally three to fifteen years. The cost of property held under capital lease is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Expenditures for additions and betterments are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and the related gains and losses are included in the results of operations.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


     When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected undiscounted future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss based on discounted cash flow by a charge against current operations.

     INTANGIBLE ASSETS
     Intangible assets include leasehold interests (see Note 10), trademark and logo design costs, covenants not to compete, goodwill and other assets. Amortization of leasehold interests is provided the life of the lease, including options to renew. Goodwill is amortized on the straight-line method over 15 years. Other intangible assets are amortized on the straight-line method over 5 to 15 years.

     Costs in excess of net assets acquired "Goodwill" is amortized on a straight-line basis over the expected periods to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     CASH MANAGEMENT
     Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" in the accompanying financial statements.

     REVENUE RECOGNITION
     Revenue is recognized at the time of the sale or upon delivery of the products.

     STORE PRE-OPENING COSTS
     Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred.

     ADVERTISING COSTS
     Costs incurred for advertising and promotions are expensed when incurred and totaled $433,990, $234,640 and $56,499 during 1999, 1998 and 1997 respectively.

     RENT EXPENSE
     Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Rent expense is recorded on a straight-line basis over the respective terms of the leases.

     INCOME TAXES
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


         OFFICER COMPENSATION
         In accordance with Staff Accounting Bulletin (SAB) 5T added by SAB 79 "Accounting for Expenses on liabilities paid by principal stockholder", the Company records an amount in the financial statements for compensation expense for its President who draws no salary. The Company recognized as compensation expense $120,000 in 1999, 1998 and 1997 and corresponding increases to additional paid-in capital have been recorded.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying amount of cash and cash equivalents and other current assets and liabilities, such as accounts payable, accrued liabilities and accounts receivable as presented in the consolidated financial statements approximates fair value based on the short-term nature of these instruments. The Company believes the carrying amounts of the Company's notes payable, line of credit and long-term debt approximate fair value because the interest rates are subject to change with, or approximate, market interest rates.

         STOCK-BASED COMPENSATION
         The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation". The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         NET LOSS PER SHARE
         Statement of Financial Accounting Standards No.128 "Earnings per Share" (SFAS 128) was issued in February 1997. This pronouncement modified the calculation and disclosure of loss per share. All periods presented have been prepared under the provisions of SFAS
         128. Under these provisions, basic loss per share is calculated as loss available to the common stockholder divided by the weighted-average number of common shares outstanding during the period. Diluted loss per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods, including options and warrants computed using the treasury stock method. Common stock equivalent shares are excluded from the calculation of diluted loss per share if their effect is antidilutive. The Company had a net loss for all periods presented herein; therefore none of the options, warrants and convertible preferred stock outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive. Such instruments convertible into a total of 10,929,862, 2,000,894 and 1,418,629 shares of common stock were excluded from the calculations of diluted loss per share for the years ended March 28, 1999, March 29, 1998 and March 30, 1997, respectively.

         RECLASSIFICATIONS
         Reclassifications of prior year balances have been made to conform to the current year classifications.

         NEW ACCOUNTING STANDARDS
         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement will require Tully's to recognize certain derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash flow hedges will be recognized in comprehensive income until the hedged item is recognized in earnings. Tully's expects that this new standard will not have a significant effect on its results of operations. SFAS 133 was amended by SFAS 137, deferring the effective date to fiscal years beginning after June 15, 2000.

2.       ACQUISITIONS

         On June 26, 1998, the Company acquired all the outstanding shares of Spinelli Coffee Company for a total purchase price of $8.4 million. Spinelli Coffee Company had 11 Company-operated stores, 3 licensed stores, both a roasting and warehouse facility in the San Francisco Bay area as well as 8 licensed stores in Asia. The acquisition has been accounted for under the purchase method of accounting in fiscal 1999. The purchase price has been allocated to the assets acquired and liabilities assumed based on management's estimates, arms-length negotiations with the sellers and in certain cases,

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


         independent appraisals of asset fair values. The residual of approximately $5.1 million was recorded as "Goodwill" and is being amortized on a straight-line basis over 15 years. The results of operations of the acquired companies have been included in consolidated results of operations of the Company from the date of the acquisition.

         The purchase price of $8.4 million consists of $6.7 million paid to the seller, $221,243 of acquisition expense and the assumption of $1,446,356 in liabilities of the seller.

         The by categories of assets acquired and obligations assumed, at the date of the acquisition is as follows:

     Assets acquired
         Cash                                           $     5,059
         Accounts receivable                                163,595
         Inventories                                        965,415
         Prepaid and other current assets                    41,172
         Goodwill and other intangible assets             5,522,928
         Property and equipment                           1,538,027
         Other assets                                       131,403
                                                        ------------
              Total assets                              $ 8,367,599
                                                        ------------
                                                        ------------
     Liabilities assumed
         Current liabilities                            $  (520,478)
         Other liabilities                                 (925,878)
                                                        ------------
                                                        $(1,446,356)
                                                        ------------
                                                        ------------

         The company incurred costs associated with the acquisition during 1999 of $221,243, primarily for professional fees and direct costs. Such costs were capitalized as part of the purchase price.

         The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquired entity had been acquired as of the beginning of the period presented, including the impact of certain adjustments:

                                                           UNAUDITED
                                                  ----------------------------
                                                  YEAR ENDED        YEAR ENDED
                                                  MARCH 29,         MARCH 28,
                                                     1998              1999
                                                  ----------       -----------
                                                     (IN THOUSANDS, EXCEPT
                                                       FOR PER SHARE DATA)
         Net sales                                $   15,789       $   22,180
                                                  ----------       -----------
                                                  ----------       -----------

         Net loss                                 $    4,695       $     6,663
                                                  ----------       -----------
                                                  ----------       -----------

         Preferred stock dividend/accretion       $        -       $    5,970
                                                  ----------       -----------

         Net loss used in calculating loss
         per common share                         $    4,695       $   12,633
                                                  ----------       -----------
                                                  ----------       -----------

         Basic and diluted net loss per
           common share                           $     0.35       $     0.88
                                                  ----------       -----------
                                                  ----------       -----------

         The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the years presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------

3.       ALLOWANCE FOR DOUBTFUL ACCOUNTS

         BALANCE AT MARCH 31, 1996                    $     -
            Additions charged to costs and expenses       8,718
            Deductions                                   (8,718)
                                                      ---------
         BALANCE AT MARCH 30, 1997                    $     -
            Additions charged to costs and expenses      54,218
            Deductions                                      -
                                                      ---------
         BALANCE AT MARCH 29, 1998                    $  54,218
            Additions charged to costs and expenses     144,689
            Deductions                                  (32,671)
                                                      ---------
         BALANCE AT MARCH 28, 1999                    $ 166,236
                                                      ---------
                                                      ---------


4.       INVENTORY

         Inventories consist of the following:

                                                       1999        1998
         Coffee
          Unroasted                                $  696,281  $   72,030
          Roasted                                     114,847      55,098
         Other goods held for sale                    547,064     402,214
         Packaging and other supplies                 450,364     102,050
                                                   ----------  ----------

                                                    1,808,556     631,392

         Reserve for obsolete inventory                     -     (14,091)
                                                   ----------  ----------
                                                   $1,808,556  $  617,301
                                                   ----------  ----------

5.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                      1999           1998
         Facility under capital lease             $    87,634   $    87,634
         Machinery and equipment                    4,180,325     2,238,758
         Leasehold improvements                     8,055,382     4,583,789
         Office equipment, furniture and fixtures   1,214,774       839,516
         Software                                     127,823        80,322
                                                  -----------   -----------

                                                   13,665,938     7,830,019

         Less: Accumulated depreciation and
          amortization                             (2,674,216)   (1,322,884)
                                                  -----------   -----------
                                                  $10,991,722   $ 6,507,135
                                                  -----------   -----------

         Accumulated depreciation related to assets held under capital leases included in the above balance as of March 28, 1999 and March 29, 1998 was $26,267 and $23,046, respectively.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


6.       INTANGIBLE ASSETS

         Other intangible assets consist of the following:

                                                  1999          1998
         Goodwill                              $5,297,422   $   202,458
         Leasehold interests                      397,848             -
         Lease Commissions                        134,849       118,090
         Trademark and logo design costs          241,199       212,098
         Covenants not to complete                 85,000        60,000
         Other                                     23,560        23,560
                                              -----------   -----------
                                                6,179,878       616,206

         Less: Accumulated amortization          (446,188)     (126,421)
                                              -----------   -----------
                                               $5,733,690    $  489,785
                                              -----------   -----------
                                              -----------   -----------

7.       INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

                                                    1999       1998
         Deferred tax assets:
           Net operating loss carryforwards     $ 4,481,000  $ 2,421,000
           Stock options                            944,000      671,000
           Goodwill                                 229,000           -
           Allowance for doubtful accounts           60,000       18,000
           Accrued vacation                          41,000       20,000
           Other                                     41,000           -
                                                -----------  -----------
         Total deferred tax assets                5,796,000    3,130,000
                                                -----------  -----------
         Deferred tax liabilities:
           Depreciation and amortization           (249,000)     (33,000)
                                                -----------  -----------
         Total deferred tax liabilities            (249,000)     (33,000)
                                                -----------  -----------

         Total deferred tax assets                5,547,000    3,097,000

         Less: Valuation allowance               (5,547,000)  (3,097,000)
                                                -----------  -----------
         Net deferred tax assets                $        -   $        -
                                                -----------  -----------
                                                -----------  -----------

         At March 28, 1999, the Company had accumulated tax net operating loss carryforwards of approximately $12,600,000 which expire through 2019.

         The Company's ability to use its net operating losses to offset future income could be subject to restrictions enacted in the United States Internal Revenue Code of 1986 as amended. These restrictions limit future use of net operating loss and credit carryfowards if certain stock ownership changes occur.

         A reconciliation of the statutory Federal income tax rate with the Company's effective income tax rate is as follows:

                                                      1999     1998     1997
                                                     ------   ------   ------
         Federal statutory rate                      (34.0%)  (34.0%)  (34.0%)
         State income taxes, net of Federal benefit   (1.6)      --       --
         Change in tax rate                           (2.0)      --       --
         Other                                         1.3      1.75     1.9
         Valuation allowance                          36.3     32.25    32.1
                                                     ------   ------   ------
                                                        --%      --%      --%
                                                     ------   ------   ------

8.       ACCRUED LIABILITIES

         Accrued liabilities consist of the following:

                                                 1999            1998
         Commissions payable                  $   410,085          -
         Employee wages and taxes                 589,420   $   285,474
         Other                                    199,908        89,911
                                              -----------   -----------
                                              $ 1,199,413   $   375,385

9.       BANK LINE OF CREDIT AND LONG-TERM DEBT:

         At March 28, 1999, the Company had $6,500,000 outstanding under a $6,500,000 bank line of credit expiring March 31, 2000. Interest is charged at the prime lending rate plus 1/2% (8.25% at March 28, 1999). The line is collateralized by all of the Company's assets, and is guaranteed by the CEO and a board member in return for a guarantee fee of 1.0% of the line's monthly average balance. In 1999, 1998 and 1997, in exchange for the guarantee, the Company issued stock options for 323,924, 130,964 and 113,169 shares of common stock with an estimated fair market value of $728,828, $294,669 and $179,452 to the guarantors, respectively.

         The line of credit agreement contains certain covenants and restrictions requiring, among other things, a minimum level of tangible net worth, limitations on capital expenditures and certain other restrictions. The Company is in compliance with these provisions at March 28, 1999.

         In June 1998, the Company amended its bank line of credit agreement, which reduced the amount available under the line to $6,500,000 through March 1999 and $6,000,000 through the term of the agreement.

         On April 1, 1999, the Company paid $500,000 on the line of credit.

         In June 1998, the company issued a convertible note to a shareholder in the amount of $2,500,000. The note accrues interest at a rate of 12% per annum and matures on June 30, 2003. The note and any accrued interest is convertible at any time into Series A Preferred Stock at a conversion rate of $10.00 for four shares of the stock plus warrants to purchase two shares of common stock at a price of $0.33 per share. The note was converted on March 28, 1999 into 1,000,000 shares of Series
         A Preferred Stock.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


         Long-term debt consists of the following:

                                                                 1999           1998
         Note payable in monthly installments of $2,420,        $   133,612       -
          including interest at 10.25%, through June 2004,
          collateralized by equipment

         Note payable in monthly installments of $542,
          including interest at 10.9%, through January 2001,
          collateralized by equipment                                10,313   $   15,366

         Note payable in monthly payments of $442,
          including interest at 10.9%, through January 1999,
          collateralized by equipment                                    -         3,797

         Note payable in monthly installments of $501,
          including interest at 4.8%, through June 2000,
          collateralized by equipment                                12,797       18,090

         Note payable in monthly installments of $2,000,
          including interest at 9.5%, through January 2000,
          repaid in fiscal 1999                                          -        99,162
                                                                -----------   ----------
                                                                    156,722      136,415

         Less: Current portion                                      (27,744)     (33,343)
                                                                -----------   ----------
                                                                $   128,978   $  103,072
                                                                -----------   ----------

         Future principal payments on long-term debt are as follows:

         FISCAL YEAR

             2000                                                              $   27,744
             2001                                                                  27,759
             2002                                                                  21,216
             2003                                                                  21,844
             Thereafter                                                            58,159
                                                                               ----------
                                                                               $  156,722
                                                                               ----------

10.      RELATED PARTY TRANSACTIONS

         A company controlled by the majority stockholder of the Company provides development services to the Company. The Company incurred costs of $112,542, $48,500 and $50,000 related to services provided by this company during 1999, 1998 and 1997.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


         A director of the Company provides legal services to the Company. During 1999, 1998 and 1997, the Company incurred costs of $137,683 $64,950 and $13,760, respectively, related to services performed by the director, (of which $0, $10,614 and $1,527 was payable at March 28, 1999, March 29, 1998 and March 30, 1997, respectively).

         During 1997, the Company entered into certain purchase agreements with third parties to assume leases for certain locations and purchase certain assets such as equipment and leaseholds. In settlement of amounts owed to the Company by the majority shareholder, 40,000 shares of common stock valued at $1.75 per share were issued by the majority shareholder, rather than the Company, to the lessees. The estimated fair value of the stock at the transaction dates ($70,000) has been recorded as leasehold interests.

         In June 1998, the Company issued a $2,500,000 convertible note to a director of the Company. The Company incurred interest expense of $223,383 related to the note. The note was converted into 1,000,000 shares of preferred stock on March 28, 1999. (See Note 9).

         A company owned by a director of the Company leases space for three retail stores to the Company. Rental expense for 1999, 1998 and 1997 was $185,131, $136,285 and $0, respectively.

         Certain stockholders provide a guarantee on the Company's line of credit (See Note 9).

11.      COMMITMENTS

         LEASE COMMITMENTS
         The Company leases retail and office space under operating leases which expire through 2016. The leases provide for minimum annual payments, contingent rentals based upon gross sales and, in certain cases, escalation clauses and options to renew leases. Rental expense is recorded on a straight-line basis over the respective terms of the leases. Rental expense under these leases was $1,411,804, $960,455 and $542,674 for 1999, 1998 and 1997,
         respectively. Contingent rental expense was $131,766, $88,197 and $23,414 for 1999, 1998 and 1997, respectively. The majority shareholder has guaranteed performance under one of the Company operating leases.

         In connection with certain leases, lessors granted tenant improvement allowances. These amounts, included in the financial statements under the caption deferred lease costs, are amortized into income on a straight-line basis over the life of the related lease. Also recorded in deferred lease costs is the excess of rental expense computed on a straight-line basis over the actual rent payments required by the terms of the Company's leases.

         The Company has subleased certain space through 2003. Sublease income is $40,596 in 2000 and 2001 and $21,548 and $3,000 in 2002 and
         2003, respectively.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


         Minimum future rental payments under noncancelable operating leases as of March 28, 1999 are summarized as follows:

          FISCAL YEAR
             2000                                             $ 2,393,994
             2001                                               2,235,341
             2002                                               2,005,665
             2003                                               1,721,888
             2004                                               1,346,593
             Thereafter                                         3,640,424
                                                              -----------
              Total                                           $13,343,905
                                                              -----------
                                                              -----------

         Minimum future rental payments under capital leases as of March 28, 1999 are summarized as follows:

             2000                                              $   60,760
             2001                                                  57,474
             2002                                                  45,500
             2003                                                  42,165
             2004                                                  33,334
             Thereafter                                           251,547
                                                               ----------
         Total minimum lease payment                              490,780
         Less: Amount representing interest                      (268,191)
                                                               ----------

         Present value of net minimum lease payments
           under capital lease                                 $  222,589
                                                               ----------
                                                               ----------

         PURCHASE COMMITMENTS
         During 1998, the Company entered into certain purchase agreements with third parties to assume leases for certain locations and purchase certain assets such as equipment and leasehold improvements and obtain non-compete agreements from the sellers. In the aggregate, the Company paid $86,200 in cash, issued a $108,456 note payable due in equal payments over 45 months, and issued 75,000 shares of common stock, valued at $2.25 per share, to the sellers in connection with the purchase agreements.

         As of July 20, 1999, the Company had fixed price inventory purchase commitments for green coffee totaling approximately $1.2 million. The Company believes, based on relationships

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


     established with its suppliers in the past, that the risk of loss on non-delivery on such purchase commitments is remote. Such contracts are generally short-term in nature and the Company believes that their cost approximates fair market value.

     The Company entered into a sponsorship agreement, effective February 5, 1999 through 2003, which provides for certain advertising and marketing rights in exchange for an annual fee. The annual fee is $241,500 for 1999, $476,000 for 2000 and increases by the rate of 3% per year thereafter.

     CONTINGENCIES
     In the ordinary course of its business, the Company may become involved in legal proceedings from time to time. As of July 20, 1999, the Company was not aware of any pending legal proceedings which in the opinion of management would adversely affect operations, or cash flow.

12.  STORE OPERATIONS

     Between March 28, 1999 and July 20, 1999, the Company opened 3 new stores and entered into lease agreements for these additional stores. The lease terms are commensurate with the Company's existing lease agreements.

13.  STOCK OPTIONS

     The Company has a stock option plan (the "Plan") which allows for the granting of incentive stock options and non-qualified stock options. The number of shares of common stock of the Company reserved for issue upon the exercise of options granted under the Plan cannot exceed 5% of the issued and outstanding shares of the Company. Grants, terms and vesting provisions are determined by the Board of Directors. The options vest pro rata over five years beginning with the employee's hire date and remain exercisable for a period not to exceed seven years from the date of grant. During 1999, 1998 and 1997, 359,000, 200,451 and 201,948
     options, respectively, were granted at exercise prices of $2.25, $1.75 and $1.50, respectively, per share (the estimated fair value at the grant date) pursuant to the plan.

     During 1999, 1998, and 1997, options to purchase 283,000, 240,350 and
     352,786 shares, respectively, of common stock owned by the majority stockholder at an exercise price of $.01 per share were granted to certain key employees by the stockholder. The options were issued from the majority stockholder's shares rather than newly issued shares of the Company to avoid diluting the other stockholders. These options, all of which were outstanding and fully vested as of March 28, 1999, are exercisable indefinitely. Although the options were not granted by the Company, generally accepted accounting principle requires that the Company record an expense related to these grants. In 1999 and 1998, the Company recorded an increase to additional paid-in capital and a non-cash charge to compensation expense of $701,256 and $540,787, respectively. In 1997, the Company recorded an increase to additional paid-in capital of $572,074, a decrease to stockholder receivable of $26,818 and a non-cash charge to compensation expense of $598,892. The amount of expense recorded represents the difference between the estimated fair value of the underlying shares valued at $2.25 on the grant dates and the exercise price.
                                       F-16

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------

     The Company granted fully vested options to its directors as compensation for attending Board of Director meetings, and to certain outside contractors. Non-cash charges of $70,416, $23,625 and $28,125 were recorded in 1999, 1998 and 1997 related to these options for 33,500, 10,500 and 17,500 shares, respectively.

     In addition, in exchange for a guarantee on its line of credit, the Company issued stock options for 323,924, 130,964 and 113,169 shares of common stock in 1999, 1998 and 1997 respectively (see Note 9).

     Subsequent to March 28, 1999, options to purchase 6,500 shares of common stock at an exercise price of $0.01 per share were granted to certain employees and non-employees in connection with the Plan.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


     Stock option activity including amounts granted by the majority shareholder, under all plans for 1999 and 1998 is summarized as follows:

                                                   OUTSTANDING STOCK OPTIONS

                                                                  WEIGHTED
                                                   NUMBER OF       AVERAGE
                                                    SHARES      EXERCISE PRICE
                                                 -------------  --------------
     Balance, April 1, 1996                          733,226        $.025
       Granted                                       685,403         .449
                                                 -------------    ---------

     Balance, March 30, 1997                       1,418,629        0.230
       Granted                                       582,265        0.610
                                                 -------------    ---------

     Balance, March 29, 1998                       2,000,894        0.340
       Granted                                     1,132,632        0.720
       Forfeited                                     (49,885)       0.010
                                                 -------------    ---------
     Balance, March 28, 1999                       3,083,641        0.485
                                                 -------------    ---------
                                                 -------------    ---------


                                                     1999                            1998                        1997
                                          ----------------------------     --------------------------    --------------------------
                                                         WEIGHTED                       WEIGHTED                     WEIGHTED
                                            SHARES        AVERAGE           SHARES       AVERAGE          SHARES      AVERAGE
                                          ----------    ----------         --------    ------------      --------    -----------
                                                        FAIR VALUE                      FAIR VALUE                   FAIR VALUE
Weighted average fair value of options
granted during the year whose exercise
price was less than the fair value of the
stock on the date of grant                   929,188        $2.01           381,814           $2.24       483,455          $1.67

Weighted average fair value of options
granted during the year whose exercise
price was equal to the fair value of the
stock on the date of grant                   203,444        $0.89           200,451           $0.41       201,948          $0.51
                                           ---------                        -------                       -------
                                           1,132,632         ---            582,265                       685,403
                                           ---------                        -------                       -------
                                           ---------                        -------                       -------


     In 1999, 1998 and 1997, the majority shareholder granted options to purchase 283,000, 240,350, and 243,863 shares of his common stock, respectively. These shares are presented as outstanding in the tables above.

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


     The following table summarizes information about fixed-price options outstanding at March 28, 1999:

                           OPTIONS OUTSTANDING                      OPTIONS EXERCISEABLE
                ----------------------------------------------   --------------------------
                                WEIGHTED-    WEIGHTED-AVERAGE                     WEIGHTED-
    RANGE OF                     AVERAGE         REMAINING                         AVERAGE
    EXERCISE        NUMBER       EXERCISE      CONTRACTUAL           NUMBER       EXERCISE
     PRICES      OUTSTANDING      PRICE            LIFE            EXERCISABLE      PRICE
   ----------   ------------  ------------  ------------------   -------------  -----------
                                                 (YEARS)
     $0.0033      300,000       $0.0033             4                300,000      $0.0033
      0.01      1,986,605        0.01               7.7            1,778,804       0.01
      0.33         41,078        0.33               5                 42,432       0.33
      1.50        201,948        1.50               7                121,169       1.50
  $1.75 -2.25     554,010        1.90               9.1              236,742      $1.80
               ----------                                          ---------
                3,083,641                                          2,479,147
               ----------                                          ---------
               ----------                                          ---------

     The following table presents net loss for 1999, 1998 and 1997, as if the Company accounted for compensation expense related to stock options under the fair value method prescribed by SFAS 123:

                                                      YEARS  ENDED
                                     ------------------------------------------------
                                      MARCH 28,1999   MARCH 29,1998    MARCH 31, 1997
                                     --------------   -------------    --------------
Net loss-as reported                 $ (6,580,658)    $ (3,819,571)    $ (2,481,628)
Net loss-pro forma                     (6,696,739)    $ (3,860,160)    $ (2,503,129)
Basic and diluted loss per
 common share
  As reported                               (0.88)           (0.29)           (0.20)
  Pro forma                                $(0.89)          $(0.29)          $(0.20)


         The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1999, 1998 and 1997:

                                                      YEARS  ENDED
                                     -----------------------------------------------
                                      MARCH 28,1999   MARCH 29,1998   MARCH 30, 1997
                                     --------------   -------------   --------------
Risk free interest rate               4.17% to 5.72%  4.55% to 6.05%  4.84% to 6.07%
Expected lives                          5-7 years       5-7 years       5-7 years


     As of March 28, 1999, March 29, 1998 and March 31, 1997 options for 2,479,147, 1,659,112 and 1,237,208 shares respectively, were exercisable.

14.  STOCKHOLDERS' EQUITY

TULLY'S COFFEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 28, 1999, MARCH 29, 1998 AND MARCH 30, 1997
--------------------------------------------------------------------------------


     PREFERRED STOCK
     In June 1998, the Company offered 2,000,000 Investment Units in a Regulation D offering. Each unit consists of 4 shares of the Company's Series A Preferred Stock and a Warrant to purchase two shares of the Company's Common Stock at an exercise price of $0.33 per share. The warrants have a ten year life. The per share offering price was $2.50. The Series A Preferred Stock is convertible into one share each of common stock, has preference over common stock upon liquidation of the Company, and the right to participate in any dividend payable on the common stock. The Preferred Stock also has voting rights. Each share of Preferred Stock is automatically convertible into one share of the Company's common stock if the Company makes a 'Qualified Offering' of its common stock. A Qualified Offering is defined as an offering of the Company's common stock in excess of $15 million made pursuant to a registration statement filed under the Securities Act of 1933.

     As of July 20, 1999, the offering is oversubscribed by 6,507,100 units, with an aggregate purchase price of $16,267,750. The Company has not yet accepted these subscriptions because as of this date does not have a sufficient number of authorized shares of Class A Preferred Stock to issue upon acceptance of the subscriptions. The Company's Board of Directors has proposed certain amendments to the Company's Articles of Incorporation which include an increase in the number of authorized Class A Preferred Shares to 17,500,000. When and if the shareholders ratify and approve the proposed amended Articles, the Company will accept the subscriptions and issue the Preferred Shares and Warrants.

     COMMON STOCK
     During 1997, the Company issued 426,006 shares of common stock in a Regulation D securities offering. Proceeds of the offering were $745,511. In 1998, in a Regulation A offering, the Company issued 1,305,533 shares of common stock for a total of $2,937,449. The proposed amendment discussed above, if approved, would increase the authorized number of common shares to 120,000,000.

     The line of credit arrangement restricts the Company's ability to pay dividends without the bank's permission.

     WARRANTS

     In connection with the preferred stock offering, the Company issued 2,870,387 warrants in 1999 to purchase common stock at an exercise price of $0.33 per share. The exercise price of the warrant at the date of issuance was below the fair market value of the common stock and is therefor considered an "in the money" or beneficial conversion feature. Accounting for the issuance of a convertible preferred stock with a non detachable beneficial conversion feature at the date of issue requires that the conversion feature be recognized and measured in the financial statements by allocating a portion of the preferred stock offering proceeds to additional paid in capital. The discount resulting from the allocation of the proceeds to the beneficial conversion feature is analogous to a dividend and is recognized as a return to preferred shareholders from the date of issuance through the date the warrants are excerciseable. As a result of the aformentioned accounting, the Company allocated $5,968,781 of the preferred stock proceeds to additional paid in capital. As the warrants are excercisable the entire allocation was recognized as a preferred dividend through a charge to retained earnings and a credit to preferred stock. The weighted average fair value of the warrants on the date of grant was $2.08. In relation to preferred stock oversubscribed, as of July 20, 1999, an additional 3,253,550 warrants are pending issue upon approval of proposed amended Articles.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registrant statement to be signed on its behalf by the undersigned, unto duly authorized.

                                      TULLY'S COFFEE CORPORATION


Date  7/26/1999                       By   /s/ Tom T. O'Keefe
     --------------                        ----------------------------
                                           Tom T. O'Keefe, President

This registration statement was signed by the following persons in the capacities and on the dates stated.


NAME                                        TITLE                                      DATE
----                                        -----                                      ----
/s/ Tom T. O'Keefe
--------------------------------            President, Chief Executive Officer       7/26/1999
Tom T. O'Keefe                              and Chairman of the Board

/s/ Stephen R. Griffin
--------------------------------            Vice President - Finance and Chief       7/26/1999
Stephen R. Griffin                          Financial Officer

                                                                            40


/s/ Graham Anderson
--------------------------------            Director                                 7/26/1999
Graham Anderson

/s/ Larry A. Culver
--------------------------------            Director                                 7/26/1999
Larry A. Culver

/s/ Marc Evanger
--------------------------------            Director                                 7/26/1999
Marc Evanger

/s/ Robert J. Holmes
--------------------------------            Director                                 7/26/1999
Robert J. Holmes

/s/ Lawrence L. Hood
--------------------------------            Director                                 7/26/1999
Lawrence L. Hood

/s/ George Hubman
--------------------------------            Director                                 7/26/1999
George Hubman


--------------------------------            Director
Keith McCaw

/s/ Richard J. Padden
--------------------------------            Director                                 7/26/1999
Richard J. Padden

/s/ James Cameron Towne
--------------------------------            Director                                 7/26/1999
James Cameron Towne


                                                                            41